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07025276

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: JumpTV Inc.

*CURRENT ADDRESS: 463 King St. West, Suite 300
Toronto, Ontario
M5V 1K4 Canada

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

FILE NO. 82- 35095

FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/10/07

JumpTV

2006 ANNUAL REPORT

Get Ready


The evolution of television delivery
Rabbit ears
Aerial
Analog cable
Satellite
Digital cable
GET
READY
for the arrival of...
IPTV

Television was originally distributed as analog radio signals broadcast from central towers and received by "rabbit ear" antennae on home TV sets within range. Many people added outdoor aerial antennae to receive TV signals too weak or distant to be received by their interior 'rabbit ears.' In the 1960s, cable services were bringing analog TV to homes over wires like those connecting telephones. Delivering more channels at higher quality, cable services rapidly replaced antennae in most urban homes. In the 1990s, digital cable began to replace analog cable, enabling carriers to offer far more channels at still-higher quality. Digital technology had also enabled distribution of TV signals via satellites directly to home receiving dishes. These new systems, however, still followed the original broadcast model, sending all channels to all subscribers at all times and consuming large amounts of "dormant bandwidth" in the process. Internet protocol television (IPTV) is the first new system to break this mold and achieve far greater flexibility through one-to-one, truly variable cost delivery.

JumpTV mobilizes the power of IPTV technology to launch a new era of global TV delivery.

IPTV replaces the diffuse broadcast model with specific, one-to-one compressed digital streams from content sources to individual consumers. This uses the same copper or coax cable as conventional TV services but the process is vastly more versatile. With no wasted bandwidth, IPTV can offer a virtually unlimited number of channels as well as video-on-demand (VoD) and pay-per-view (PPV) options to subscribers anywhere on earth. IPTV's technology can feed high-quality video not only to computers, but also to any IP-enabled device, including TV sets and 3G cell phones. IPTV also provides a two-way link to subscribers so they can browse options, make choices and purchases, and even communicate with each other while watching. The age of IPTV – where people can get unlimited television, when they want it and where they want it – is coming, and JumpTV is in the vanguard of this revolution.

The world GETS READY for IPTV



IPTV
IPTV DELIVERY
590,000
subscribers to France Telecom's OrangeTV @Dec 31, 2006
1.3 million
Paying online subscribers to Major League Baseball (MLB.com) @Dec 31, 2006
Windows Vista OS
Microsoft Media Center
All new computers with Vista OS shipped with Windows Media Center embedded
CONTENT
To your television
Set-top-box / IPTV providers
Internet-enabled televisions and media center PCs
To your computer
www.JumpTV.com
Internet portals
Online viral distribution (bloggers, affinity sites, email, etc)
To your mobile device
Cellular phones
Personal digital assistants (PDAs)
Portable TV players
launch in 2007
Google buys YouTube for $1.6 billion
October 2006
NBC and Newscorp
Join forces to launch online video service
March 2007
422 million
The estimated number of broadband customers worldwide in 2010
Sony
unveils the Bravia Internet Video Link to deliver online video to compatible Bravia TVs
440,000
subscribers Telefónica's Imagenio @Dec 31, 2006
700,000
subscribers to PCCW's nowBroadbandTV @Dec 31, 2006
Internet TV subscribers by 2009

Broadband Internet access, already available to well over 200 million people, is projected to reach over 400 million customers worldwide by 2010. This development is setting the stage for explosive growth in demand for Internet Protocol (IP) television. Already, major studios and production companies are making content, such as telenovelas and Hollywood movies, available online. Improved technology for processing high-speed video streams is now making the special advantages of IPTV delivery – greater choice, lower cost and interactivity – apparent to a broad audience.

Network capacity limits the number of channels traditional cable and satellite systems can deliver because these "broadcast" methods send all channels simultaneously to all subscribers no matter who is watching what. IP delivery liberates this wasted bandwidth by sending one-to-one streams only on request. This enables IP services to offer a virtually unlimited number of channels to users located anywhere with broadband access. Advertisers on traditional cable and satellite systems must rely on small data sets and Nielsen-like estimates of the audiences reached by their commercials. IP delivery yields much more specific data including actual viewership time, content preferences, languages and viewer location, enabling advertisers to target ads to optimally reach particular groups of viewers. As the world of IPTV truly emerges, it will accelerate the already-substantial shift of advertising expenditures to the online environment. Almost all of JumpTV's channel partnership agreements include the right to insert new IP-only ads in substitution of the local commercials in their original live broadcast feeds.

Five reasons why we are on the right side of the IPTV wave

Content Ecosystem

In North America and the U.K., as much as 80% of locally produced TV content is subject to third-party producers' copyright restrictions. Elsewhere around the world, the reverse is true: about 80% of the content on JumpTV channels is proprietarily produced and is therefore fully copyright-available for global Internet distribution, including in the U.S., *Canada and the U.K. (the other 20% of which is substituted by JumpTV's technical infrastructure).*



30%
70%
Percent of global TV content produced in North America and the U.K.
Percent of global TV content produced in the rest of the world

Attractive Choices

Jump TV's ever-growing array of **290+ channels** from Latin America, the Middle East, Asia, Europe and Africa is both broad and deep. Nearly ***80 countries*** are represented, and in languages like Spanish and Arabic attractively-priced **channel packages** bring together channels from multiple countries. JumpTV's service is interactive, giving **advertisers** the potential to **better target viewers** and viewers to communicate with each other. Internet TV also provides greater storage and variety for Personal Video Recorders (PVR) and Video on Demand (VoD).

Coming Fast

The growth of IPTV is linked to the expansion of broadband Internet connections around the world. Urban areas in North America, Western Europe and parts of East Asia already have penetration above 50% of the population. The rest of the world is catching up fast and within the next 5 to 10 years expanded broadband access will make IPTV available virtually everywhere.

IPTV Market (Millions of Subscribers)



30
25
20
15
10
5
0
2005
2006E
2007E
2008E
2009E
2010E
57% CAGR

Source: "IPTV: A Global Analysis" Informa Telecoms and Media, August 2006

Who Watches What

Approximately 400 million people live in the U.S., Canada and the U.K., together a very large consumer market but still less than 7% of the world's population. The billions who live elsewhere make up the bulk of the world's television market. The high-growth populations of Asia, Latin America, Africa, the Middle East and Eastern Europe represent an enormous future audience for JumpTV content, while today we focus on the hundreds of millions of expatriates from these regions now living in the West.



Population living in US, Canada, U.K. 400 million (6%)
Other 6.1 billion

Source for all figures: CIA World Factbook





Proven Demand for Ethnic Content

With the world's largest array of ethnic channels, JumpTV is positioned to be a primary beneficiary of this growth, satisfying demand from a market that includes most of the world's population.

Ethnic Television Providers



Number of Ethnic Channels
300
250
200
150
100
50
0
JUMPTV
Dish Network (U.S.)
Globecast (U.S.)
DirecTV (U.S.)
Rogers (Toronto)
Time Warner (NYC)
Comcast (San Francisco)
RCS (Berlin)
Adelphia (Miami)
SKY Freesat (U.K.)
161
93
91
25

Source: [illegible]


TODAY
More than 300 MILLION
ethnic migrants in the West.
Foreign born population in selected cities worldwide
New York
Tokyo
Sydney
Toronto
Dubai
London
Los Angeles
Bangkok

Global Migration

There are over 300 million people living outside of their country of birth in the Organization for Economic Co-operation and Development (OECD) countries. This is a population larger than the United States, and approximately the population size of Western Europe; it is almost 5 times the size of the United Kingdom, and about 3 times the size of Mexico. This great migration has created substantial new expatriate communities, particularly in the big cities of the Western world. These first-generation immigrants represent an enormous undeveloped market for television from their home countries, and that dispersed market can now be served efficiently over the Internet.

Overlooked Potential

Most businesses in the IPTV fray have overlooked the potential of the global market in favor of typical "Hollywood" fare. These enterprises tend to be concentrated on the distribution of mainstream television content produced primarily in the U.S., Canada and the U.K. The worldwide market for this copyright-restricted material is large but it still leaves enormous demand for other content unsatisfied. At most, Hollywood material makes up only about one-third of the total hours of TV content broadcast around the world. The rest is produced by thousands of broadcasters and production houses in over 100 countries.

Serving the Rest of the World

JumpTV has amassed a world-leading number of channels, all of which carry content for what we call the "RoW", or the Rest of the World. We aim to consolidate our lead as the primary conduit for global IP-delivered content. New channels to the JumpTV platform join the world's largest global television family at a pace of 2+ per week. The economic efficiency of one-to-one Internet delivery makes the cost of adding channels minimal.

Current Customer Base

Most of the current customers for JumpTV services are immigrants now living in North American or Western European cities. They are eager consumers of news, sports and entertainment from their respective countries of origin. Already, there millions of subscribers to ethnic TV services on traditional platforms (cable and satellite) in the United States and the market is still incipient.

Our IPTV services have been following the traditional subscription model to date but the variable cost and scalable nature of Internet television, coupled with viral distribution tools and our current traffic metrics, allow us to begin the transition to an advertising-supported model sooner than we expected.



TOMORROW
About SIX BILLION people in their homelands.
500 million Spanish-speaking
over 250 million Arabic-speaking
Russian-speaking
65 million Farsi-speaking
1.5 billion Chinese
One billion
Brazillians
75 million Turks
140 million
75 million Tamil-speaking
50 million Swahili-speaking

Broadband Expansion

The *growth of JumpTV's* prospective consumer markets is intrinsically tied to the expansion of broadband Internet connections. Broadband access is accelerating and will add hundreds of millions of new users over the next few years. There are already more Internet users in India than in most of Western Europe and by 2010 there will be more in China than in the United States. Broadband has enormous room to grow in the world's most populous places, leapfrogging dial-up Internet access in the emerging markets in much the same way that cellular phone access leapfrogged landline infrastructure a decade ago. Broadband access in the RoW opens up a vast new market for JumpTV. Most of our users today are immigrants located in major cities in the Western world but the balance may shift as broadband reaches hundreds of millions more people in Asia, Latin America, the Middle East and Africa.

Immigrants Today, Homelands Tomorrow

Over 40 million first and second-generation Arabs now live in Europe but there are over 250 million in the twenty-two Arab League countries. As broadband access spreads in these countries, millions of Internet users will become the ultimate market for IP delivery of television content created in the Arab world. The same is true for content created in and for Spanish-speaking markets, and so on.

JumpTV's core target markets will go from diaspora communities in OECD urban areas to the much larger *numbers of people* who are still at home in the developing world.

A New Era of Television Delivery

Increasingly, the Internet will become the standard system for moving television content around the world. IPTV can be delivered directly to computers, television sets, 3G cell phones and any other Internet-enabled device. The quality and reliability of streaming video over the Internet will continue to improve and so will the versatility and interactivity of IPTV devices.

The Next Decade

Extrapolating using current growth rates, by the year 2015 there would be more than a billion and a half broadband Internet users worldwide – over a billion of which will be in the non-OECD countries. As this new era of connectivity unfolds JumpTV will continue to connect immigrants in the Western world with their homelands, *as we do today*. But with global distribution rights for most of our content, the natural market for our services will have become the entire non-Western world.

Letter from the Chairman and CEO



"This has been a most remarkable year in my life. I have seen seemingly unrelated global forces beginning to come together."

I have watched our people – JumpTV people – create, with their own hands and minds, something real that two years ago was merely a business plan.

I have witnessed our young company emerge into the world of public corporations with not one, but two, financings. We have been backed by $165 million of growth capital in the process.

I have looked into the eyes of tough-minded investors and financial analysts and have seen that many of them share the same beliefs about our future that I do.

JumpTV sits at the juncture of two powerful trends: The ethnic diaspora...and the rise of broadband.

The "ethnic diaspora" refers, of course, to the accelerating migration of people of all languages to all corners of the globe. It is estimated that there are now more than 300 million immigrants living just in North America and Western Europe. While this diaspora hails from different ethnicities with distinctive interests, they all have something in common: roots in another country. JumpTV affords a unique *emotional* connection to these roots by allowing them to stay in touch through broadcast television.

The "rise of broadband" is intrinsically connected to the shift towards Internet Protocol Television (IPTV) becoming a mainstream form of television delivery...the merging of your computer screen with your television set. Think of it. Without moving more than your fingers you'll be able to travel the world in the language of your choice...save, store and forward everything you've seen...communicate and interact with friends, family and others from your homeland, wherever they may live today. With JumpTV there are no borders.

From the beginning we believed that timing would be everything. And now, as a result of our hard work and welcomed serendipity, JumpTV is poised and positioned...to be in the right place at the right time.

"We believe the addressable market for JumpTV's internet based product offering is very large and growing."

[illegible]

When I first got involved with the JumpTV concept in January 2002, it promised to be a journey through virtually unchartered territory. I rolled up my sleeves becoming CEO in May 2005. Some remarkable people agreed to sign on with me. They moved us forward swiftly, stride by stride, through the technological maze. Early on, I approached Kaleil Isaza Tuzman. He recognized instantly where we were heading and wanted to travel the same path. He brought with him significant experience in international business development and technology; as well as, importantly, a personal appreciation of the ethnic diaspora. Kaleil is truly a citizen of the world—able to communicate in multiple languages. His views on JumpTV can be found on the following page.

"Televisions...are increasingly browser-based devices that permit streaming from the Internet and this means we are entering a universe of an infinite number of channels."

G. Scott Paterson, March 2007, Speech at the Canadian Media Directors Conference

Ethnic television is a multi-billion dollar business worldwide. JumpTV is not a company predicated on the thesis "if you build it, they will come," but rather a business that leverages new technology to capitalize on proven demand. As of today, 99% of the people who can truly benefit from JumpTV do not even know we exist...yet.

So Get Ready

JumpTV has been built – from concept to reality – over the last five years. A foundation is in place for future success. We needed to attract the right people and locate them in the right places around the world. We needed to determine a strategy that would serve us for the foreseeable future. We needed to identify and contract with our portfolio of channel and distribution partners. We needed to build our technological platform and our user-friendly customer interfaces.

We still have much to do and now can chart the map for the journey lying before us. The way forward is much clearer, though still requiring agility and humility at every turn.

I encourage you to invest some time reading this report. Our story has some complexity so we have endeavoured to demystify it as we are asking you to travel the rest of this journey with us. I believe all of us will be glad we did.

Yours sincerely,

G. SCOTT PATERSON
CHAIRMAN & CEO

Letter from the President and COO



As a child of immigrants and having lived abroad off and on throughout my life, I am familiar with the powerful emotional connection media from home can provide. JumpTV seemed to be the perfect platform to leverage this demand for TV from other lands.

The continuing challenges for JumpTV are (a) to deliver our television content in an easy-to-get and easy-to-use way and (b) to get the word out about JumpTV's service to our target customers.

In addition to ongoing content acquisition, much of 2006 was dedicated to capital improvements in our signal acquisition and content delivery networks, the development of proprietary software tools for content substitution, and back-end integration with distribution partners. We have improved our ability to get content to customers quickly and easily through Internet-enabled TV sets, computers, IPTV set-top boxes and 3G cell phones using Internet portals, broadband ISPs, mobile network carriers, device manufacturers and others.

IPTV revenues are expected to grow to $10.4 billion worldwide by 2010
Informa Telecoms and Media

We have decided that the strategy of making JumpTV content malleable and easily transportable is the key to "getting the word out" in the Web 2.0 environment. This has sharpened our focus on distribution deals with ISPs and Internet portals, and led us to develop the viral Application Programming Interface we call the "Jumper". Through a simple copy and paste process, it will enable bloggers, small website owners and Internet users from the ethnic communities we serve to pass on the JumpTV video player by email, or deploy it on their own websites. We hope widespread deployment of the Jumper will get our service out to thousands of new points of entry on the Web this year.

The year 2007 has already proven to be full of action for JumpTV and the pace is quickening. Our product development team expects to launch several new versions of our Jumper this year. Our business development team aims to conclude another three highly integrated distribution partnerships (like the one with Telefónica last year) with either major Internet portals, broadband ISPs or mobile network carriers. Our global network operations team anticipates deploying at least three new major regional points of presence (PoPs) and one new SuperPOP this year, while also making major software improvements. Our content acquisition team – the horse of the company – will continue to add quality channels and premium content such as sports to the JumpTV network throughout 2007. We already have almost two times the number of "ethnic" channels on cable or satellite systems in the average North American city, and four or five times the number available in the average European city.

$16.8 billion estimated internet advertising revenues for 2006
The Interactive Advertising Bureau (IAB) and PricewaterhouseCoopers (PwC)

Many view our exclusive content agreements, proprietary applications and network topology as major barriers to entry for our competitors; I think the most important barrier is the quality and diversity of our global team. Holding passports from over 40 countries, they have worked in innovative media and technology companies, often in their formative stages – including AOL, Molecular, KPE, Zonevision, Yahoo!, Intertainer, RTL Group, Lions Gate Entertainment, MTV Networks, Leitch, Descartes and others. Their creativity, commitment, integrity and hard work constitute our greatest assets.

I would like to thank our global team – from King Street in Toronto to Carrera 7 in Bogota to Media City in Dubai to Orchard Road in Singapore. Together with our channel partners around the world, you are helping to shape the global future of television.

Yours,

KALEIL ISAZA TUZMAN
PRESIDENT & COO

The Concept of "Many-to-Many"

No single broadcaster on the JumpTV network could cost-effectively recreate our best-in-class software, network assets or customer experience. At the same time, no single JumpTV distribution partner could cost-effectively recreate the business development effort required to originate and service hundreds of channel partnerships worldwide. What makes the JumpTV business model so transformative is, on the one hand, our ability to amortize our distribution relationships, network and product investment across our whole channel partner base, and, on the other hand, our ability to provide ISP, portal, device manufacturer and other distribution partners with a massive menu of exclusive ethnic content. JumpTV has created this unique "Many-to-Many" dynamic – where the power of being in the JumpTV family, whether as a broadcaster or as a distribution partner, is intrinsically tied to the existence of the other network participants alongside. This is a key asset and very difficult to replicate.

OUR FUTURE REVENUE DRIVERS

JumpTV embraces a "maximal points of distribution" approach to monetizing our content.

ENTERPRISE DISTRIBUTION

Customers of major broadband ISPs, mobile networks, television set and set-top-box manufacturers can enjoy our content without going to www.JumpTV.com. We share revenue from these distribution partnerships via end-user subscriptions and/or advertising while being able to economize on costs for last-mile bandwidth, fee processing or customer service.

VIRAL DISTRIBUTION: THE JUMPER

The mid 2007 launch of our pre-packaged, distributable player called the "Jumper" will enable bloggers and website owners to deliver our content to their audience on a co-branded basis. They enhance their site traffic and ad revenue while we monetize the content delivered by signing up subscribers and/or serving video and text advertisements within the Jumper frame. Individual users are identified by their respective IP addresses to ensure rights compliance and track ads territory by territory. The Jumper will also be shared online through email and online social networks.

RETAIL WEBSITE: WWW.JUMPTV.COM

Customers who visit our website can always enjoy JumpTV on a broadband connection to any Internet-enabled device. Growth in www.JumpTV.com visits will be mostly viral in nature driven by natural search and affiliate websites. Visitors now pay a monthly subscription fee for each channel or bundle of channels, but as site traffic and viewership grows, a substantial portion of our content on www.JumpTV.com may switch to a free-to-consumer, advertising-supported model.

ADVERTISING

While JumpTV was founded as a paid subscription business, the rapid growth in our viewership may allow us to adopt free-to-consumer content distribution sooner than anticipated. We expect advertising revenues to cut across all three of the distribution platforms described above. Ads are in the form of text and videos beside the video streams in the Jumper frame on our website, short videos shown when a viewing session starts or interstitial videos replacing local ads already embedded in channel partners' traditional broadcast streams.

Three Phase Strategy

A Work in Progress

Since JumpTV came under new management in mid-2005, we have been executing a three-phase strategy to establish ourselves as the world's leading provider of ethnic IP-delivered television content. Phase 1 began immediately, focusing nearly all our financial and human resources on establishing as many partnerships as possible with *television broadcasters* around the world. We have achieved a leadership position in this regard, bypassing in 2006 EchoStar's US-based Dish Network and thereby becoming the leading provider of ethnic television channels by any broadcast medium.

We then turned our focus to Phase 2, building a state-of-the art user experience for viewing IPTV globally. We are close to achieving this goal but still have work to do in 2007. Phase 3 is the monetization of our content licenses through a multi-pronged marketing and distribution strategy.

PHASE 1: Pursue Exclusive Content Partnerships

Exclusive

From the outset, we pursued minimum four-year contracts with our channel partners granting us exclusive rights to broadcast their content over the Internet. Through the sheer volume of our exclusive channel partnerships, we have created a significant barrier to entry in our evolving and growing industry sector.

Top channels

We have built a world-leading portfolio of channels not only in quantity but also in quality. The top national broadcasters in a majority of the countries are represented as well as leading regional and specialized channels for sports, music, news, culture and movies.



Bundled channels

Our broad and deep portfolio allows us to package multi-channel bundles grouped by countries, regions, languages and lifestyles as value-added offerings for our subscribers. We now have a dominant position in the very important Arabic and Hispanic markets.

Leading lineup of ethnic channels and complementary content

JumpTV currently offers over 290 channels from more than 70 countries – a portfolio that far exceeds any comparable service and gives us a position of long-term strength as the world's leading ethnic TV provider. To complement our live channel feeds, we have also signed license agreements with top-tier sports leagues and regional content producers to offer subscribers more choice and interactivity with respect to their viewing options. We will continue to focus on adding top-shelf live and VoD content in 2007.

PHASE 2: Best-in-Class Technology and User Experience

Web-based experience

As JumpTV becomes the "go-to" place for non-English language TV on the web, the experience we offer viewers must match or exceed any competitive offering. The infrastructure distributing our video streams and the user interface on our website have both been designed to set the standard for the industry.

Signal acquisition infrastructure and content distribution network

JumpTV now offers best-in-class signal acquisition and encoding, signal distribution at multiple bit-rates, support for rights management and digital content substitution and is introducing chat and other social networking tools for our subscribers.

Content substitution engine

Most JumpTV channels produce the bulk of their own content, all of which is available for global distribution. Content subject to restrictions is replaced by our substitution engine using rights-compliant material created or owned by the related channel and stored by JumpTV.

Unique distribution tool

To pursue our strategy of introducing JumpTV to web users of all kinds, we have created the "Jumper," a unique, embeddable video player that anyone will be able to add to a web page with a simple "copy and paste" procedure.

PHASE 3: Widespread Distribution

Viral Jumper

The Jumper is the key to our viral marketing strategy *enabling us* to expose JumpTV to broadband Internet users through a wide range of popular websites, blogs and portals. This efficiently opens doors to entire groups of potential viewers and subscribers.

Enterprise Jumper

Distribution partners can use a more sophisticated version of the "Jumper" to provide JumpTV content for their own audiences on a customized, co-branded basis, generating additional revenues as well as customer data for advertisers.

Web services distribution

A key part of the distribution strategy involves structuring JumpTV's web services software tools so major distribution partners can integrate our content into their own product delivery to customers, using wholesale feeds of video streams, electronic guides and program descriptions.

www.JumpTV.com

Our marketing efforts for JumpTV.com are focused on online activities which maximize the exposure of JumpTV content in an organic manner. Through experimentation with global affiliate partners, search engine optimization (SEO) and search engine marketing (SEM) tools, we have seen a significant increase in both traffic and conversions – aiding in the addition of subscribers and viewership.


Channels & Content
Technology & User Experience
2.
Widespread Distribution
3.

1. Channels & Content

The World's Largest Portfolio of Ethnic Channels

With nearly 300 channels originating in more than 70 countries, JumpTV now offers the largest range of "ethnic" or non-English-speaking television available on any one network in the world. The JumpTV channel portfolio includes top national broadcasters, leading regional channels as well as specialized channels concentrating on sports, music, news, movies, and cultural programming.

The composition of our global channel menu is both broad geographically and deep in variety. Latin America and the Spanish-speaking Caribbean make up the largest group with over 90 channels. Asia includes nearly 70 channels, the European zone and the Middle East and North Africa area are each represented by about 50 channels, and Sub-Saharan Africa and the English-speaking Caribbean add another 30 to the total. Throughout the course of 2007, we will remain committed to adding leading channels to the platform in all five of these representative regions.

Value-Added Features

JumpTV's comprehensive content allows us to offer multiple-channel "bundles" to specific national or cultural audiences. Some of these bundles group together channels from a single country such as our Colombian, Romanian, Jamaican, Turkish and Peruvian packages. Other bundles package channels from a major language group such as our Arabic and All-Star Latin American packages. Channel packages are attractively priced and constitute an important value-added offering to JumpTV viewers.

Value for channel partners

JumpTV provides channel partners best-in-class:

- Signal acquisition and encoding
- Signal distribution at multiple bit-rates
- User interface and design
- 24/7 customer service and report routing
- Security and digital rights management
- Content substitution and specialized EPGs

It would not be tenable for any individual broadcaster to do this on their own and it would cost many millions of dollars to develop even a basic version of our network assets, software tools and know-how. JumpTV is able to amortize its constant investment in these areas across hundreds of channel partners, allowing for a positive return on investment.

JumpTV's channel partners also benefit from the positive "network effect" of being on a platform with so many other content providers – boosting the aggregate IPTV customer base and enhancing the overall group's negotiating leverage with ISPs, major Internet portals, and other distribution partners.



Sila Celik
Group Head, Content Acquisition, Programming & Marketing

Over 95% of JumpTV's Channel Partner Agreements are Exclusive

- Most contracts assign exclusive worldwide Internet broadcasting rights to JumpTV.
- Most contracts cover a four-year initial term with automatic renewals.
- Channel partners receive, on average, 20% of gross subscription revenues and 30% of gross advertising revenues.
- JumpTV can replace all or any part of the channel's original advertising with other advertising targeted to Internet audiences.
- Strict global rights compliance is addressed by substituting other material from a channel's own broadcast archives for restricted content in the live broadcast whenever necessary.
- Under the terms of our channel partner agreements, live feeds may be repurposed, i.e., time-shifted or archived for later PPV or VoD distribution.



Sila Celik
Juan Carlos Esteves, General Manager
Douglas Ames, General Manager
Amir Hegazi, General Manager
Kevin Feong, General Manager
EUROPE
LATIN AMERICA
AFRICA & THE CARIBBEAN
MIDDLE EAST & NORTH AFRICA
ASIA PACIFIC

1.D Channels & Content

"Strength in Numbers"

When JumpTV approaches a distribution partner like Telefónica (which owns broadband ISPs, Internet portals and mobile carriers in 19 countries), the key selling point is the depth and breadth of our ethnic content roster: the "collective bargaining" power of having so many channels means JumpTV can negotiate revenue share deals with distribution partners such that the individual channels on the platform benefit much more than they would negotiating on their own.

Hispanic and Arabic Markets

One of JumpTV's strengths is our content coverage for the Spanish-speaking world. We now carry over 90 channels originating from 18 countries in Spanish-speaking Latin America, the Caribbean and Spain, and there are more to come. The recent acquisition of www.SportsYa.com, which has a wide following among Hispanics in the U.S., will help drive traffic to our Spanish channels and PPV offerings. As will our distribution and marketing arrangement with Telefónica which brings our content to their users in the 17 countries covered by Terra Networks in Latin America.

The JumpTV line-up is also particularly deep in the Arabic-speaking world. We now have over 45 Arabic channels originating in 12 countries across the Middle East including the leading pan-regional channels. Viewership is being promoted through distribution partnerships with leading Arabic-language web properties like MSN Arabia, Maktoob, Alarabiya.net and others. The acquisition of more channels is being actively pursued. Several important agreements have been concluded to add specialized Arabic content including Egyptian Football League games and the popular dramas, documentaries and current affairs shows from Egyptian Media Production City (EMPC).

Enhancing Content

JumpTV is in discussions with independent producers of television programs produced in or dubbed into languages other than English. We are seeking the right to distribute such content as IP-based VoD to viewers outside the countries where the dubbed content has already been licensed in traditional TV format.

TURKS
2.6 million now live in Germany



Mark David
Group Head, Sales and Sports Acquisitions

MOVIES

JumpTV offers movies for major language groups. Some of this material is produced in other languages originally and some was produced in English and subsequently dubbed into other languages. We have acquired exclusive movie and VoD libraries from Colombia, Egypt, West Africa and Chile, amongst others, and will continue this effort throughout 2007.



RADIO

JumpTV offers several ethnic radio stations which serve as "complementary content" to national and regional channel bundles. Often, these radio broadcasters are owned by the same in-country media groups who own the TV channels.

FIRST-TIER SPORTING EVENTS FROM AROUND THE WORLD



Israeli Football League

Egyptian Football League

Brazilian Football League

Euro2008 Qualifying Matches

JumpTV is building its sports content in three ways. First, we are capitalizing on situations where our channel partners own the international distribution rights (including IP) for live sporting events and the events are already embedded in the live stream being carried on the JumpTV platform. Second, we are continuing to pursue and sign new exclusive agreements with sports-focused specialty channels. Third, we are directly approaching sports federations and individual teams and athletes where appropriate to acquire the rights to broadcast major sports events over the Internet.

We view offering Internet distribution of major sports events on a PPV basis as a prime area for future growth. JumpTV is currently offering a number of sporting events on a PPV basis including the Euro2008 qualifying matches. This involves a total of approximately 200 games offered through JumpTV in partnership with SportFive. We have also concluded a multi-year agreement with the Egyptian Football League to show their games both live and in archived form.



We have a similar agreement with Israeli Sports Channel to distribute Israeli Football League games both live and as PPV or VoD.

LIVE TV

The most powerful attractions for most JumpTV viewers remain the live feeds of news, sports and special events from their homelands – fresh content often unavailable through any other means.



VIDEO-ON-DEMAND

Growing volumes of special-interest material including popular serial shows, documentaries and movies are archived for distribution on demand.



PAY-PER-VIEW

Sports provide the most lucrative content for PPV offerings but JumpTV is also introducing live events and concerts as well.



2. Technology & User Experience

The World's First Online Television Network

The Internet makes efficient use of the world's telecommunications resources but achieving the quality and consistency required for JumpTV's video streams still takes some specialized help.

Delivery Infrastructure

Most commercial content delivery networks (CDNs) are designed for Internet delivery of web pages or small file downloads. To meet the special needs of live video feeds, JumpTV has designed and deployed its own CDN solely dedicated to this purpose from the ground up. Unique features of the JumpTV delivery infrastructure enable us to acquire live TV signals from hundreds of locations, manage digital rights to their content and make programming substitutions when necessary, and deliver final video streams to thousands of subscribers wherever they may be. With over 30 PoPs and signal acquisition centers on four continents, JumpTV operates the world's only network dedicated full-time to live streaming IP television.

Signal Acquisition

The linear feeds of the majority of channels are acquired from satellites using a network of downlink facilities in various locations around the world. This function is primarily outsourced to wholesale satellite providers by JumpTV. For signals requiring significant content substitution or signals not available by satellite, JumpTV installs servers at the channel's production source or the head-end of its Internet connection. In some cases, dedicated JumpTV encoders and egress bandwidth are located within channel partners' central production studios. From these sources, channel content moves in secure encoded form through a network of JumpTV-owned distribution servers spread across North America, Europe, the Middle East, Latin America, Asia and Africa.

Streaming

JumpTV's network of streaming servers delivers content to subscribers via connections with a number of Tier 1 Internet carriers. While other aspects of JumpTV's CDN are proprietary, video streams delivered to subscribers are sent through the industry-standard Microsoft Windows Media Services, allowing them to be viewed on Microsoft's Windows Media Player, which is available as a free download. A prototype of new streaming infrastructure software has been developed which can achieve a sevenfold increase in viewer capacity when fully implemented. We are continuing to work on improvements to the quality of our video streams in order to provide the best possible viewing experience for our viewers.



Toronto: Network Operations Center (NOC) team

Other Improvements

Dedicated bandwidth from our teleports to our CDN is providing the highest reliability and maximum quality. In U.S. locations, we have doubled our CDN capacity both in terms of servers and bandwidth to support anticipated increases in traffic to viewers and additional distribution partners.

JumpTV delivery infrastructure spans the globe



Hong Kong
DISTRIBUTION LOCATIONS
JumpTV Distribution Sites
Distribution Partners
IP Feed
CHANNEL ACQUISITION
Multi-Channel Teleport Site
A Nigerian living in Hong Kong and watching a channel from home

How a TV channel reaches a JumpTV customer



1. CHANNEL PARTNER
2. WHOLESALE SATELLITE COMPANY
3. MULTI-CHANNEL TELEPORT SITE
IP
6. SUBSCRIBER
The original signal is transmitted to a communications satellite.
The signal is received by a downlink facility and acquired by JumpTV.
The stream is recorded and forwarded through a strategically-located teleport site.
The stream is relayed in encoded form using Internet Protocol.
The stream passes through servers in strategically placed locations on the way to its destination.
The stream arrives as a live feed on the subscriber's computer or other Internet-enabled device

2.D Technology & User Experience

A $30-Million Investment In Today and Tomorrow

A Continuing Effort

A continuing program of investments in new technology will allow us to distribute enhanced quality video to our CDN as this year progresses. New software removes glitches and freezes caused by flaws in content and also searches out the best route for delivery, seamlessly avoiding Internet congestion points. Key channels are being encoded at multiple teleports for redundancy.

Proprietary Substitution Technology...

1. Channel partner notifies JumpTV program schedule team of imminent non-compliant content.
2. Channel signal is encoded en route to program switcher.
3. Program schedule server notifies switcher of substitution requirement.
4. Switcher calls up substitute content from pre-recorded video library.
5. Switcher seamlessly merges the two content streams and sends out content-compliant feed.
6. Distribution partner feed is fully turnkey for forwarding to end user.
7. Direct feed is transmitted directly to end user.
8. Substituted content is sent to video library for later substitution use.



CHANNEL PARTNER
SATELLITE
PROGRAM SCHEDULE TEAM
WINDOWS MEDIA ENCODER
CONTENT SWITCHER
DISTRIBUTION PARTNER
1.
2.
3.
4.
5.
6.
7.
8.



ADMIN
WEB SERVER
AD SERVER
VISITOR METRICS
WEB ANALYTICS
WEB SERVICES SERVER
DATA BASE
DATABASE BACK-UP
Distribution Centers
ENCODED SIGNALS
CHANNEL



Brian Adams
Group Head,
Product Development

Digital Rights Management

JumpTV uses digital rights management (DRM) technology to ensure that all VoD content is made available only to legitimate users. Usage restrictions are also enabled by DRM by limiting the lifetime of a VoD file.

Content Substitution and Geo-filtering

We see our global rights-compliant approach as a cost of entry to the trusted, long-term relationships we have with our channel/content partners but also as a JumpTV competitive advantage in the emerging world of IPTV. JumpTV is committed to rights compliance which entails (a) vigilance with respect to the Electronic Program Guides (EPGs) and rights grids we receive from our channel partners, and (b) automated content substitution of any programming on our channels' streams which is non-compliant. About 80% of the content on our channels is globally rights-compliant for IP-based distribution; for a program with no internet distribution rights, the live video stream is removed entirely and replaced with other material that is global rights-compliant. JumpTV's proprietary video substitution technology automatically records and plays back content based on a complex matrix of decision points. This assures the channel partner that non-rights-compliant material is being identified and replaced by the channel's best available rights-compliant content. For content which is only available for distribution in certain territories, geo-filtering restrictions limit viewing to certain geographic locations based on the viewer's location. Geo-filtering is also used to customize pricing and product features depending on the viewer's location.



Toronto: Product Development team

Minsk: Offshore Development team

Led by Brian Adams, JumpTV's Product Development team includes skilled software and QA engineers, product managers and graphic designers who manage all aspects of the product life cycle. The Product Development team is responsible for all things related to the JumpTV website experience, content substitution as well as systems to support integration with JumpTV's distribution partners. The main development centre is located in Toronto with an offshore facility in Minsk, Belarus.

2 Technology & User Experience

www.JumpTV.com

Our improved user interface aims to make JumpTV's website nothing less than the world standard for high-quality, user-friendly delivery of television over the Internet. This requires sophisticated software that is technically complex underneath but simple and easy for the end user.





The HOMEPAGE

From the homepage, users may select from a master list of all channels by country or from other lists grouped by language, region and genre as well as one featuring popular channels as well as PPV and VoD content.

Channel Landing Pages

Selecting any channel immediately takes the user to a specific landing page where information about that channel's popular programming and any other special features, such as upcoming PPV events, are displayed. There are landing pages for every one of JumpTV's nearly 300 channels.

JumpTV.com takes viewers quickly and easily on a smooth, point-and-click path to the TV channels they want to see. Tabs also guide users through other options, including specially-priced channel packages from certain countries or regions, as well as VoD and PPV offerings. Another tab takes viewers to JumpTV's community features, where users can connect with others from their own region with similar interests.

Once they sign on, subscribers are given their own personal "My JumpTV" tab. All further interactions are made through this personal tab which is accessed directly from the JumpTV homepage. The subscriber may select from several standard-size video images or an enlarged "full-screen" mode. The My JumpTV tab provides immediate access to the live feeds of subscriber's channels as well as storage of VoD material. The My JumpTV tab also offers recommendations for optimum video settings for viewers' computers.

GET READY for the JUMPER



MBC1 from United Arab Emirates
MBC net is pleased to provide you with TV on the web. You can now watch MBC1 live on your computer screen wherever you are around the world
Now Playing

THE JUMPER

Unique Distribution Tool (the "Jumper")

The JumpTV live video application programming interface (API), known as the Jumper, is a simple, embeddable video player that literally lifts JumpTV's video-player module out of our own web page, and drops it into others, where it continues to operate as if still at home. This special distribution tool was created to support JumpTV's viral and enterprise distribution strategy which aims to promote our offerings through as many websites and portals as possible.

Viral Jumper With a simple "copy and paste" process and easy HTML code, bloggers, webmasters and social networking sites will be able to add the basic form of the Jumper to their own sites in order to enhance their user experience and websites with interesting video content from around the world.

Enterprise Jumper A more powerful, customizable version we call the "Enterprise Jumper" has also been created to offer major distribution partners, such as ISPs and Internet portals, a quick and efficient way to integrate our content into their own revenue-generating operations in a co-branded manner. The first deployments of the Enterprise Jumper occurred at the end of 1Q 2007.

Distribution Partners

For large distribution partners the Enterprise Jumper will function through a partner portal. This will allow the partner to review usage statistics about viewer locations and revenues generated from subscriptions and advertisements. The Enterprise Jumper can also be configured to carry a custom selection of content.

Distributor Co-branding

Major distributors may integrate JumpTV's content into their own websites in ways that customize the Jumper to give it the look and feel of the distributor's site. This co-branded approach allows distributors to present our content in a proprietary way on their own networks while still preserving the JumpTV brand as the source of the content.





3.
Widespread Distribution



Expanding our Audience...

www.JumpTV.com

The JumpTV website is, and will continue to be, the gateway to all of our offerings. While our primary revenue source at this time is based on subscriptions to live channels and packages on our website, we are to moving towards a multi-revenue stream model, providing certain content in select territories on an advertising-supported basis.

Through our own website and content streams, we will be able to provide advertising in various forms including sponsorship leader boards, banners, pre-roll ads and interstitial ads. Because we deliver our content one-on-one, we can automatically identify the language, location and viewing preference of each viewer reached, allowing advertisers to target their messages much more precisely than is possible using conventional broadcast media. They will also obtain accurate data about numbers reached, replacing the extrapolated guesswork of mass media advertising. Because of its inherent efficiency, Internet-delivered one-to-one advertising commands cost-per-thousand (CPM) fees considerably higher than those for conventional advertising vehicles. Realizing the potential of all these advertising revenue sources, through both JumpTV.com and our various distribution partners, will be a major focus for JumpTV from this point onwards. Our marketing efforts for JumpTV.com are focused on online activities that maximize the exposure of JumpTV content in an organic manner. Through our global affiliate partnerships, SEO for our website and viral marketing tools – as well as our addition of premium content such as sporting events and our delivering certain channels on a free-to-consumer basis – we anticipate a substantial increase in both traffic and conversions and progress towards our goal of achieving a true hybrid subscription and ad-supported model in 2007.

Enterprise Distribution

A central feature of our growth strategy is the establishment of partnerships with other enterprises providing Internet-based products and services. Potential partners of this kind include online media networks, cable and telecommunications companies, Internet service providers, consumer electronics manufacturers and mobile network operators. Operators of sports, entertainment, news and social networking websites and high-traffic blogs are also candidates, as are other, smaller providers of set-top boxes for IPTV. For all these groups, the partnership promise is the same: they can benefit from the wide-ranging ethnic TV content we are uniquely able to provide and we can benefit from the exposure of our offerings to the markets they serve.



Mike "JB" John Baptiste
Group Head, Distribution

Distribution partners can use our content either as live video streams or as material for delivery on a PPV or VoD basis. JumpTV is compensated through up-front licensing fees or revenue sharing which can be based on a subscription model, an advertising model or a combination of both. Our industry-leading array of channels makes us uniquely attractive to partners serving ethnic markets because we have such broad coverage. Rather than having to make separate arrangements to serve each ethnic group, they can turn to JumpTV to meet all their needs at once, whatever they may be. To implement this strategy, we have developed unique tools to make it as easy as possible for partners to gain access to our content and deliver it to their own users.



Total Stream Views
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...and Monetizing the Relationships

Viral Jumper

Once launched, the viral version of our Jumper can be added free of charge to affinity websites and blogs where visitors can choose from a selection of channels. This creates a symbiotic relationship between JumpTV and these other sites – they benefit from the added visitors our service attracts and we benefit from the exposure of our content to their audiences. We maintain rights compliance for content distributed this way by authenticating the IP addresses of individuals receiving streams via the Jumper. This "viral syndication" strategy has been used successfully by companies such as YouTube to increase their brand reach. Eventually, users will also be able to share content with friends via email or chat links adding to the viral component of our distribution strategy. By building an audience in an efficient manner, we expand our reach and therefore our ability to attract Internet advertising dollars, all in a manageable, low-cost environment.

Enterprise Jumper

For larger distribution partners, a more sophisticated Jumper allows seamless integration of our content into partners' own operations in a co-branded form—allowing registered partners to generate income and track usage of the Jumper components on their pages. The Jumper will also include complete advertisement-serving and fulfillment engines. Through our "partner portal," we will allow distribution partners to measure and review usage statistics including the geographies of their users, the number of minutes of video watched, the number of ads served and the amount of revenue generated from ads and subscriptions. Although JumpTV sometimes enters into more complex distribution partnerships, including those that involve head-end delivery and custom web services development and integration, the Enterprise Jumper is the perfect solution for most distribution partners. It offers the fastest and simplest integration and provides access to a robust and diverse library of globally rights-compliant TV programming on a live and VoD basis. By capitalizing on our partners' bases of loyal users, we gain immediate, captive viewers who no longer have to leave their favorite websites in search of valuable content, because our Jumper is delivering it directly to them. This is a more accessible and lower-cost path to more subscriber acquisitions and greater stream traffic to boost advertising revenues.









Content Distribution and Web Services

Large media companies and certain providers of traditional TV services typically want a viewer experience they can control. To meet those requirements, JumpTV provides these major distribution partners the tools to deliver our content using their own user interface and video player, as opposed to streaming via the Jumper. JumpTV's web services allow these partners to execute a fully customized integration with our content and services. Custom web services allow access to JumpTV's billing, content, meta-data and content delivery network while allowing the partners to design their own look, feel and user experience, all the while maintaining the JumpTV brand. In some cases, partners use their own content delivery network and their own advertising servers as well as a custom navigation system for content. By providing our content and tools in a flexible manner, we meet these partners' requirements and benefit by acquiring large volumes of users and transactions. These agreements are structured with guaranteed payment arrangements and/or revenue sharing.


PARTNERS
comcast
Comcast
largest provider of cable services in the U.S.
QUEPASA
Que Pasa
1.2 million unique monthly visitors
blinkx
blinkx
world's largest video search engine,
simply
Simply Media
25+ digital channels
LINKdotNET
LINKdotNET
30 million aggregate unique visitors a month.
Joost
Joost
provider of international programming
mbc
MBC
130 million Arabic speakers.
Maktoob
Maktoob
4 million active users
terra
Terra
42 million unique visitors

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion & Analysis ("MD&A") of JumpTV Inc's (the "Company" or "JumpTV") financial condition and results of operations, prepared as of March 22, 2007, should be read in conjunction with the Company's audited consolidated financial statements and accompanying notes for the year ended December 31, 2006 and the nine months ended December 31, 2005, which have been prepared in accordance with Canadian generally accepted accounting principles. For additional information and details, readers are referred to the Company's Annual Information Form (AIF) for 2006 which can be found on www.sedar.com. All dollar amounts are in U.S. dollars unless stated otherwise.

Our MD&A is intended to enable readers to gain an understanding of JumpTV's current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current year to those of the preceding nine month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions regarding forward looking statements

This MD&A contains certain forward-looking statements, which reflect Management's expectations regarding the Company's growth, results of operations, performance and business prospects and opportunities.

Statements about the Company's future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect Management's current beliefs and are based on information currently available to Management.

Forward looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what Management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Risk Assessment" section of this MD&A.

Summary Description of the Business

JumpTV operates at the intersection of two growth sectors of the media industry: (1) IPTV (Internet Protocol Television), and (2) ethnic media services.

JumpTV is the world's leading subscription-based broadcaster of ethnic television over the Internet as measured by number of channels. JumpTV considers ethnic television to be television that is directed at a specific diaspora community as determined by a shared nationality, language or culture, generally excluding communities for which English is the primary language.

As at December 31, 2006, the Company has entered into license agreements with television broadcasters (referred to as "channel partners") representing more than 254 channels from over 70 countries which give JumpTV rights, generally on an exclusive world-wide basis, to broadcast each channel partner's live linear television feed over the Internet in return for a share of the Company's revenue from subscriptions to, and advertising by JumpTV on, its related channels. As of December 31, 2006, 202 channels were available for subscription through the Company's website. Additional channels are being commercially launched on the Company's website on an ongoing basis. JumpTV's objective is to significantly grow the number of channels offered by the Company in 2007.

JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis, through single-channel offerings ("a la carte" monthly pricing ranging from $5.95 to $9.95) and, increasingly, multi-channel packages ("bundled" monthly pricing ranging from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $24.94 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in US dollars, generally on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies.

As of December 31, 2006, JumpTV had approximately 24,500 subscribers (based on the number of credit cards used to make purchases) that have purchased approximately 28,000 channels and bundled subscriptions.

For the year ending December 31, 2006, JumpTV had subscribers in over 90 countries with approximately 53% of its subscribers residing in the United States, 23% of its subscribers residing in Western Europe and 10% residing in Canada. JumpTV plans to increase its marketing efforts in 2007, which will be focused principally on North America and Western Europe. The bulk of the Company's subscriber acquisition efforts to date have targeted Internet search engine marketing and optimization and the Company expects that focus to continue.

JumpTV believes the primary subscriber candidates for JumpTV channel offerings are ethnic expatriates and immigrants seeking to stay in touch with content from their countries of origin, including sports, news and general entertainment programming. Ethnic television channels available on cable and satellite platforms outside the home countries of such channels have proven to command premium pricing given the relative inaccessibility of such content through other distribution platforms.

Under the Company's channel partner agreements, JumpTV has licensed the rights to stream, predominantly on an exclusive world-wide basis and generally for a four-year term, the channel partners' live linear television feeds using Internet protocol ("IP"). Generally, the Company's channel partner agreements provide for the repurposing (i.e. using or converting the live streams or other content into other formats) an offering of the channel partners' content for viewing on a video on demand, personal video recording and pay per view basis at variable pricing.

To complement its marketing and distribution efforts, JumpTV has developed and continues to execute on its strategy of partnering with leading Internet service providers and major Internet portals as well as mobile telephony providers and niche re-distributors such as real estate owners, hotels, and airlines to name a few.

The benefit of these partnerships for the Company is twofold: (i) through their entrenched and far reaching brands, they provide a wide marketing breadth through which large numbers of potential customers are exposed to JumpTV's products and services, and (ii) distribution efficiencies whereby the partner can deliver JumpTV's content to partner's existing user base using their existing delivery networks and infrastructure and thus eliminating the need for JumpTV to incur said delivery costs.

It is JumpTV's policy to be globally intellectual property rights compliant. As part of the channel partner agreements, the Company's channel partners are contractually required to advise the Company when content for which they do not hold the international distribution rights is scheduled to be aired and delivered to JumpTV as part of the channel partner agreement to enable JumpTV to substitute compliant content in the place of content that is not Digital Rights Management ("DRM") compliant. JumpTV relies significantly on its channel partners to ensure that the content broadcast by the Company does not infringe on the intellectual property rights of others.

To complement the Company's core product offering, JumpTV is pursuing a content acquisition strategy, which, if successful, will permit JumpTV to offer its subscribers radio streams, as well as sports, music, movies, animation and other television programming relevant to their particular language, country and culture acquired directly from the producers of this programming.

In addition to its subscription strategy, in 2007 the Company may test an advertising supported model on a selective regional basis. JumpTV believes that it is well positioned to capitalize on this advertising opportunity given the ability to identify, through Internet Protocol, detailed individual viewership patterns, demographic profiles and geographic locations. JumpTV will continue to assess the merits of an advertising supported revenue model under which channels would be made available free to viewers on a selective regional basis.

JumpTV has developed an IP-based delivery infrastructure to stream the live linear feeds of the Company's channel partners to subscribers around the world (the "JumpTV Delivery Infrastructure"). The JumpTV Delivery Infrastructure combines both proprietary and third party elements that we believe are optimal for the broadcasting of IP-based television signals to a global audience. The JumpTV Delivery Infrastructure consists of a network of primarily outsourced satellite downlink facilities, third party broadband providers and owned and outsourced distribution servers across North America, Europe, the Middle East, Latin America, Asia and Africa. The Company anticipates continuing to invest significantly in the Company's delivery infrastructure as the Company continues to grow.

To complement its core business and related organic growth, the Company intends to expand its business model through a global acquisition strategy. As such, JumpTV intends to continue its strategy of acquiring businesses that are complementary to the Company's current operations and its strategic direction. There can be no guarantees however, that the Company will be successful in acquiring any such businesses or that any such acquisitions will add value to the Company and its shareholders over time. See "Risk Assessments".

JumpTV has offices located in Toronto, Dubai, London, New York, and Bogota and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo.

Key Performance Indicators

In addition to the results reported in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various key performance measures, which are not recognized under Canadian GAAP, as supplemental indicators of the Company's operating performance and financial position. These operational measures are provided to enhance the reader's understanding of the Company's operational performance.

In addition, such terms as "ARPU", "SAC", "churn", "subscribers" and "subscriptions" are not defined by GAAP, and our use of such terms or measurement of such items may vary from that of other companies. The following discussion explains the Company's use of these measures of performance.

JumpTV is not aware of any uniform standards for calculating ARPU, Churn or Subscriber Acquisition Costs and we believe that JumpTV's presentations of such indicators may not be calculated consistently with other companies in the same or similar business. ARPU, Churn and Subscriber Acquisition Costs are measures of operational performance and not measures of financial performance under GAAP.

ARPU (Average Revenue per User)

We calculate average revenue per subscriber, or "ARPU", by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

Churn

JumpTV calculates percentage monthly subscriber turnover, or "Churn", by dividing the number of JumpTV subscribers who cancel service during each month by total JumpTV subscribers as of the beginning of each month. We calculate churn over a given period by adding the monthly churn for the period and dividing by the number of months in that period.

SAC (Subscriber Acquisition Costs)

JumpTV calculates Subscriber Acquisition Costs, or "SAC", by dividing total subscriber acquisition costs incurred by JumpTV for a period by the number of gross new subscribers that JumpTV acquired during that period.

KEY PERFORMANCE INDICATORS (KPIS)

KPI	As at Dec. 31, 2006	Quarterly Growth %	As at Sept. 30, 2006	Quarterly Growth %	As at June 30, 2006	Quarterly Growth %	As at March 31, 2006	Quarterly Growth %	As at Dec. 31, 2005
Total Subscribers	24,554	11.5	22,019	34.9	16,319	26.1	12,943	11.9	11,572
Total Subscriptions	28,138	17.8	23,885	31.8	18,119	30.8	13,850	12.1	12,361
Channels signed to date	254	12.9	225	10.3	204	47.8	138	35.3	102

KPI (2006)	Q4	Quarterly Change %	Q3	Quarterly Change %	Q2	Quarterly Change %	Q1
ARPU	$11.04	17.1%	$9.43	(8.5%)	$10.31(1)	4.6%	$9.86(1)
SAC	$39.21	79.9%	$21.80	27.3%	$30.00	108.6%	$14.38
Churn	26.9%	18.0%	22.8%	44.5%	15.8%	(1.2)%	16.0%

(1) The Company reported an ARPU of $9.68 and $9.91 for the three months ended March 31, 2006 and June 30, 2006, respectively, in our respective quarterly filings by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $9.86 and $10.31, respectively, to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period are calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

KPI	Year ended December 31, 2006	Nine months ended December 31, 2005
ARPU	$10.23	$10.84(1)
SAC	$28.67	$8.25
Churn	20.4%	18.0%

(1) The Company reported an ARPU of $10.87 for the nine months ended December 31, 2005 in the Company's prospectus dated August 1, 2006 by dividing total subscriber-related revenues for the period by the average subscribers for that period. Average subscribers for the period were calculated by adding the total subscribers at the end of each month and by dividing by the number of months in the period. We have adjusted this figure to $10.84 to be consistent with the revised definition of average subscribers. This definition states that ARPU is calculated by dividing total subscriber-related revenues for a period by JumpTV's average subscribers for that period. Average JumpTV subscribers for a period is calculated by adding the average JumpTV subscribers for each month and dividing by the number of months in the period. Average JumpTV subscribers for each month are calculated by adding the beginning and ending JumpTV subscribers for the month and dividing by two.

The Company has experienced a significant increase in subscribers and subscriptions from 11,572 as of December 31, 2005 to 24,554 as of December 31, 2006. This subscriber and subscription growth arose from increased marketing and improvements in user experience through the launch of our new website and platform, Jump 3.0. During the year ended December 31, 2006, JumpTV's ARPU decreased to approximately $10.23 from approximately $10.84 for the nine months ended December 31, 2005, which the Company attributes to various marketing promotions which offered subscriptions at discounted prices.

Subscriber Acquisition Costs increased in the year ended December 31, 2006 to approximately $28.67 from $8.25 for the nine months ended December 31, 2005 as the Company increased its marketing expenditures principally in respect of search engine marketing and search engine optimization. The Company expects that search engine marketing and optimization will continue to be the focus of its marketing efforts in the immediate future.

Churn for the year ended December 31, 2006 increased to approximately 20.4% from approximately 18.0% for the nine months ended December 31, 2005. The Company attributes the increase in its churn rate to its marketing promotion that offered seven-day subscriptions to a single channel for an initial price of $0.99 that resulted in the following behaviour or pattern: (a) most individuals who signed up for this promotion subscribing to take advantage of the initial promotion price and then cancelling their subscription once the initial promotion price expired, and (b) some individuals who signed up for this promotion rotating in and out of the promotion in order to maintain constant valid account status.

Churn was also affected by subscribers upgrading from individual channels to channel packages during the period. JumpTV has accelerated the introduction in recent months of multi-channel packages and many subscribers have cancelled their single channel subscription in favour of the multi-channel offering resulting in a churn of that subscriber. In future periods, the Company expects to account for these upgrades such that churn will be more accurately reflected.

In 2007, the Company will likely introduce additional Key Performance Indicators to track advertising-supported elements of its business.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information set out below for the year ended December 31, 2006, the nine months ended December 31, 2005 and the year ended March 31, 2005 and as of December 31, 2006, December 31, 2005 and March 31, 2005 has been derived from the Company's audited consolidated financial statements and accompanying notes posted on www.sedar.com. Readers should read the following information in conjunction with those statements and related notes.

	Year ended, December 31, 2006 $	Nine months ended, December 31, 2005 $	Year ended, March 31, 2005 $
Income Statement Data:			
Revenue, net	2,061,031	1,081,268	745,405
Direct broadcast operating costs	(2,569,648)	(1,518,978)	(230,717)
Net loss for the period	(25,597,096)	(4,631,070)	(163,731)
Basic and diluted loss per share	(0.99)	(0.35)	(0.02)
	December 31, 2006 $	December 31, 2005 $	March 31, 2005 $
Balance Sheet Data:			
Cash and cash equivalents	21,936,878	5,475,052	1,130,270
Short-term investments	28,115,378	–	74,462
Total assets	53,860,544	6,149,886	1,295,285
Non-current liabilities	18,502	120,000	–
Total liabilities	7,104,184	1,615,420	406,336
Share capital	75,227,648	9,744,084	1,036,648
Total shareholders' equity	46,756,360	4,534,466	888,949

(1) In November 2005, the Board of Directors approved a change to JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of the change, JumpTV is reporting a nine month transition period ended December 31, 2005. Accordingly, the results for the nine months ended December 31, 2005 are not comparable with the results for the years ended March 31, 2005 and December 31, 2006.

(2) On August 10, 2006, in connection with the initial public offering ("IPO") of the Company, the Company issued 13,273,500 common shares for net proceeds of $55,630,291 including the underwriters' over-allotment option. Accordingly, cash and cash equivalents, short-term investments, share capital and total shareholders' equity have all increased significantly between December 31, 2005 and December 31, 2006.

Key Financial Measures

JumpTV measures the success of its strategies using a number of key financial measures which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue

The primary source of revenue recognized to date comprises revenue earned from subscription fees. JumpTV makes its channel partners' live linear feeds available, generally on a monthly subscription basis through single-channel offerings ("a la carte" monthly pricing from $5.95 to $9.95), and through multi-channel packages ("bundled" monthly pricing ranging typically from $10.95 to $38.00). In addition, JumpTV is in the process of introducing longer term (multiple months) subscriptions for its subscribers, where a la carte prices are expected to range in price from $19.95 to $24.95 and bundled packages are expected to range from $24.95 to $64.95 for three-month subscriptions. The Company's subscriptions and products are priced in U.S. dollars, generally paid on a monthly basis in advance, principally using credit cards. In the future, the Company plans to offer its subscribers the ability to pay in multiple currencies. As payments are received in advance, a portion of monthly subscription revenue for which the services have not been completed is deferred until the following month.

Revenue is recorded net of refunds. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses.

Direct Broadcast Operating Costs

Direct broadcast operating costs include costs incurred to suppliers who provide bandwidth, co-location and hosting, as part of the Company's network delivery infrastructure, for streaming live linear television feeds to JumpTV subscribers in over 90 countries. Bandwidth costs vary from period to period, as they are based primarily on usage which is a non-controllable and variable factor. The Company purchases bandwidth in fixed amounts and must pay for capacity utilization over set minimums. Also included in these costs are co-location charges which relate to infrastructure costs that are used in both signal acquisition and distribution.

Also included in direct broadcast operating costs are channel licensing costs, which represent consideration paid to JumpTV's channel partners for Internet broadcast rights. Pursuant to the Company's channel partner agreements, the channel partners generally receive license fees calculated as a specified percentage (approximately 23% on average) of the gross subscription revenue received each month by JumpTV for subscriptions to the applicable channels. A small number of channel partners, primarily with agreements signed before May 2005, generally receive license fees calculated as a specified dollar amount for each subscriber in respect of the applicable channels. When the Company generates advertising revenue in future periods, then channel partners will be entitled to receive a specified percentage (generally 30%-35% on average) of the gross revenue generated by JumpTV for advertisements in respect of the applicable channels.

Amortization of the Company's infrastructure equipment and contractual agreements is included within direct broadcast operating costs.

Selling, General and Administrative Costs

Selling, general and administrative costs include:

- **Draws & Commissions (formerly referred to as "Success Fees")** – members of the Channel and Subscriber Acquisition Group have historically been granted payments based on business development activities. These payments – sometimes referred to internally as "draws", "bonuses", "success fees" or "commissions" (collectively referred to herein as "Draws & Commissions") have in the past been primarily related to individual and team efforts to secure channel partner agreements and content distribution agreements. A small number of sales agents have fixed commission arrangements, but the vast majority of Draws & Commissions are determined at the discretion of Management;
- **Travel** – relates to travel expenses primarily for members of the Channel and Subscriber Acquisition Group who travel throughout the world to source and develop new channel partner and content distribution relationships, and inter-office travel;
- **Rent** – represents fees paid for leased offices;
- **Professional fees** – comprise legal and accounting costs;
- **Wages and benefits** – the Company currently employs both full-time and part-time employees;
- **Subcontracting** – for various services provided by consultants, and independent contractors throughout the world. Included in this figure are payments made to certain consulting/subcontracting entities related to members of management who are not compensated as employees; and
- **Marketing** – the Company incurs expenses for both global and local marketing programs that focus on various target ethnic communities. These initiatives include both on-line and off-line marketing expenditures. These expenditures also include search engine marketing and search engine optimization.

JumpTV expects that selling, general and administrative costs will increase in the future as JumpTV incurs additional costs related to the growth of its business and costs associated with operating as a public company, including the costs of public reporting and supporting increased compliance requirements.

Stock-based Compensation

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Company's Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO THE NINE MONTHS ENDED DECEMBER 31, 2005

	2006 $	2005 $	Change $
Revenue	2,061,031	1,081,268	979,763
Direct broadcast operating costs	(2,569,648)	(1,518,978)	(1,050,670)
	(508,617)	**(437,710)**	**(70,907)**
Other costs and expenses			
Selling, general and administrative	21,690,938	3,990,732	17,700,206
Stock-based compensation	4,097,351	203,934	3,893,417
Amortization of property, plant and equipment	128,549	27,939	100,610
Amortization of intangible assets	22,401	–	22,401
	25,939,239	4,222,605	21,716,634
Loss before the following	**(26,447,856)**	**(4,660,315)**	**(21,787,541)**
Loss (gain) on foreign exchange	186,990	(4,391)	191,381
Interest income	(1,083,050)	(41,654)	(1,041,396)
Loss before income taxes	(25,551,796)	(4,614,270)	(20,937,526)
Provision for income taxes	45,300	16,800	28,500
Net loss for the period	**(25,597,096)**	**(4,631,070)**	**(20,966,026)**
Loss per share – basic and diluted	**(0.99)**	**(0.35)**	**(0.64)**
Weighted average number of shares outstanding – basic and diluted	**25,848,396**	**13,162,916**	**12,685,480**

Revenue

Revenue increased from $1,081,268 for the nine months ended December 31, 2005 to $2,061,031 for the year ended December 31, 2006. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $1,518,978 for the nine months ended December 31, 2005 to $2,569,648 for the year ended December 31, 2006. During the year ended December 31, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the year ended December 31, 2006 the Company incurred approximately 22% of revenue in channel licensing fees to its channel partners, which is consistent with 22% for the nine months ended December 31, 2005. Furthermore, the Company included amortization in the amount of $127,634 on its infrastructure equipment and $35,959 on its intangible assets during the year ended December 31, 2006 as compared to $12,226 and nil, respectively during the nine months ended December 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $3,990,732 for the nine months ended December 31, 2005 to $21,690,938 for the year ended December 31, 2006. The increase was due to the following:

- Wages and benefits increased from $289,777 for the nine months ended December 31, 2005 to $5,088,025 for the year ended December 31, 2006, as the number of employees being paid increased from 23 at December 31, 2005 to over 100 at December 31, 2006.
- Subcontracting/consulting increased from $825,548 for the nine months ended December 31, 2005 to $4,225,642 for the year ended December 31, 2006. The increase was due to the increase in expenditures to third parties for technology development.
- Draws & Commissions increased from $1,242,909 for the nine months ended December 31, 2005 to $1,316,415 for the year ended December 31, 2006. Draws and commissions were paid to individuals who Management determined were primarily responsible for new channel partner agreements.
- Travel increased from $503,277 for the nine months ended December 31, 2005 to $1,988,288 for the year ended December 31, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements throughout the world and to a lesser extent travel between offices.
- Professional fees increased from $300,390 for the nine months ended December 31, 2005 to $1,585,112 for the year ended December 31, 2006. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $96,847 for the nine months ended December 31, 2005 to $531,397 for the year ended December 31, 2006. The increase was due to the opening of offices in Mississauga, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed subsequent to December 31, 2006.
- Marketing expenditures increased from $146,054 for the nine months ended December 31, 2005 to $1,668,626 for the year ended December 31, 2006. The increase was primarily due to marketing expenditures principally in respect of search engine marketing and search engine optimization efforts.

Loss (Gain) on Foreign Exchange

For the year ended December 31, 2006, JumpTV incurred a foreign exchange loss of $186,990 as compared to a gain of $4,391 for the nine months ended December 31, 2005. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, US dollars.

Stock-based Compensation

Stock-based compensation expense increased from $203,934 for the nine months ended December 31, 2005 to $4,097,351 for the year ended December 31, 2006. The increase was primarily due to compensation costs recognized on restricted share plan units in the amount of $1,631,382 and stock appreciation rights of $1,087,761 for which no expense was recorded in the nine months ended December 31, 2005. In addition, compensation costs related to stock options increased by $1,040,722 for the year ended December 31, 2006 as compared to the nine months ended December 31, 2005.

Interest Income

Interest income increased from $41,654 for the nine months ended December 31, 2005 to $1,083,050 for the year ended December 31, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's IPO in August 2006.

Amortization of property, plant and equipment

Amortization increased from $27,939 for the nine months ended December 31, 2005 to $128,549 for the year ended December 31, 2006. The increase was primarily due to the purchase of office related computer equipment during the year.

Amortization of intangible assets

Amortization increased from nil for the nine months ended December 31, 2005 to $22,401 for the year ended December 31, 2006. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

The increase in income taxes from $16,800 for the nine months ended December 31, 2005 to $45,300 for the year ended December 31, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

SELECTED CONSOLIDATED UNAUDITED QUARTERLY FINANCIAL INFORMATION AND REVIEW OF FOURTH – QUARTER PERFORMANCE

The following tables set out selected consolidated unaudited financial information for each of the last eight quarters with the last one being the most recent quarter ended December 31, 2006. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements as filed on www.sedar.com, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as any indication of any future period.

	2006				2005			
	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $
Income Statement Data:								
Revenue	748,864	534,671	426,988	350,508	387,093	337,389	356,786	275,987
Direct broadcast operating costs	(1,132,535)	(706,102)	(480,681)	(250,330)	(357,147)	(97,757)	(1,064,074)	(111,805)
Net loss for the period	(8,676,543)	(6,494,411)	(6,449,005)	(3,977,137)	(2,556,145)	(1,086,575)	(988,400)	(46,354)
Basic and diluted loss per share	(0.25)	(0.23)	(0.31)	(0.21)	(0.16)	(0.08)	(0.10)	(0.01)

THREE MONTHS ENDED DECEMBER 31, 2006 COMPARED TO THE THREE MONTHS ENDED DECEMBER 31, 2005

Revenue

Revenue increased from $387,093 for the three months ended December 31, 2005 to $748,864 for the three months ended December 31, 2006. The increase was due primarily to the increase in subscribers and the number of subscribers purchasing multi-channel packages. Refunds have not had a material effect in the determination of revenue recognized in either period.

Direct Broadcast Operating Costs

Direct broadcast operating costs increased from $357,147 for the nine months ended December 31, 2005 to $1,132,535 for the three months ended December 31, 2006. During the three months ended December 31, 2006, there was an overall increase in direct broadcast operating costs due to an increase in the number of channels being streamed and the increase in the number of subscribers. For the three months ended December 31, 2006 the Company incurred approximately 24% of revenue in channel licensing fees to its channel partners, as compared to approximately 22% for the three months ended December 31, 2005. Furthermore, the Company included amortization in the amount of $34,896 on its infrastructure equipment and $35,959 on its intangible assets during the three months ended December 31, 2006 as compared to $12,226 and nil, respectively during the three months ended December 31, 2005.

Selling, General and Administrative Costs

Selling, general and administrative costs increased from $2,508,341 for the three months ended December 31, 2005 to $7,151,488 for the three months ended December 31, 2006.

The increase was due to the following:

- Wages and benefits increased from $230,888 for the three months ended December 31, 2005 to $1,837,657 for the three months ended December 31, 2006, as the number of employees being paid increased from 23 at December 31, 2005 to over 100 at December 31, 2006.
- Subcontracting/consulting increased from $466,987 for the three months ended December 31, 2005 to $957,335 for the three months ended December 31, 2006. The increase was due to the increase in expenditures to third parties for technology development.
- Draws & Commissions decreased from $720 016 for the three months ended December 31, 2005 to $302,046 for the three months ended December 31, 2006. Draws and commissions were paid to individuals who Management determined were primarily responsible for new channel partner agreements.
- Travel increased from $318,240 for the three months ended December 31, 2005 to $526,803 for the three months ended December 31, 2006. The primary reason for the substantial increase was travel expenses incurred in connection with the signing of new channel partner agreements throughout the world and to a lesser extent travel between offices.
- Professional fees increased from $235.476 for the three months ended December 31, 2005 to $699,345 for the three months ended December 31, 2006. The increase was due to fees associated with public company compliance and increased legal and audit fees due to increased commercial activity.
- Rent increased from $44,814 for the three months ended December 31, 2005 to $185,183 for the three months ended December 31, 2006. The increase was due to the opening of offices in Mississauga, Dubai, London, and representative offices in Bangkok, Amman, Singapore, Kampala and Sao Paolo. The office located in Mississauga was a temporary office that was closed subsequent to December 31, 2006.
- Marketing expenditures increased from $111,651 for the three months ended December 31, 2005 to $892,125 for the three months ended December 31, 2006. The increase was primarily due to marketing marketing expenditures principally in respect of search engine marketing and search engine optimization efforts.

Loss on Foreign Exchange

For the three months ended December 31, 2006, JumpTV incurred a foreign exchange loss of $286,237 as compared to a loss of $8,666 for the three months ended December 31, 2005. The change was primarily due to translation of balance sheet items from their respective currencies to the Company's reporting currency, US dollars.

Stock Based Compensation

Stock-based compensation expense increased from $83,646 for the three months ended December 31, 2005 to $1,352,650 for the three months ended December 31, 2006. The increase was primarily due to compensation costs recognized on restricted share plan units in the amount of $416,447 and stock appreciation rights of $463,902 for which no expense was recorded in the three months ended December 31, 2005.

Interest Income

Interest Income increased from $36,391 for the three months ended December 31, 2005 to $575,378 for the three months ended December 31, 2006. The substantial increase was due to an increase in funds in the Company's interest-bearing cash accounts as a result of the Company's IPO in August 2006.

Amortization of property, plant and equipment

Amortization increased from $16,229 for the three months ended December 31, 2005 to $46,473 for the three months ended December 31, 2006. The increase was primarily due to the purchase of office related computer equipment during the year.

Amortization of intangible assets

Amortization increased from nil for the three months ended December 31, 2005 to $22,401 for the three months ended December 31, 2006. The increase was due to amortization recorded on intangible assets acquired as part of the HVMedia acquisition.

Provision for Income Taxes

The increase in income taxes from $5,600 for the three months ended December 31, 2005 to $9,000 for the three months ended December 31, 2006 relates to U.S. tax obligations regarding the Company's U.S. operations.

RISK ASSESSMENT

The following are specific and general risks that could affect the Company and that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently believe to be material, could impair the Company's business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Risk Factors Related to JumpTV's Business

JumpTV has a short operating history, [illegible] to [illegible] JumpTV's prospects.

JumpTV's business has a short operating history. From JumpTV's inception, it has incurred substantial net losses and JumpTV expects such losses to increase. JumpTV will require expenditures of significant funds for marketing, building its subscriber management systems, programming and website development, maintaining adequate video streaming and database software, pursuing and maintaining channel distribution agreements with its channel partners, acquiring and maintaining Internet broadcasting rights to its content and the construction and maintenance of the JumpTV Delivery Infrastructure and office facilities. If JumpTV is ultimately unable to generate sufficient revenue to become profitable and have sustainable positive cash flows, prospective purchasers could lose their investment.

Demand for JumpTV's service may be insufficient for it to achieve and sustain profitability.

JumpTV offers an emerging service and it cannot estimate with any certainty the potential subscriber demand for its service or its ability to satisfy that demand. Among other things, subscriber acceptance of JumpTV's ethnic television programming will depend upon:

- whether JumpTV acquires, broadcasts and markets high quality programming consistent with subscribers' tastes;
- the willingness of subscribers to pay subscription fees to obtain JumpTV's service;
- the cost and availability of technology, such as computer hardware and high-speed Internet connections, that are sufficient to utilize JumpTV's service;
- the acceptance of JumpTV's subscriber management systems; and
- the marketing and pricing strategies that JumpTV employs relative to those of its competitors.

Potential subscribers for JumpTV's service will have diverse preferences that may not be sufficiently addressed by JumpTV's programming content. If demand for JumpTV's service does not develop as expected, then it may not be able to generate enough revenue to generate positive cash flow or achieve and sustain profitability. JumpTV's results of operations will depend largely upon its ability to increase its subscriber base while maintaining its preferred pricing structure, managing costs and controlling subscriber Churn rates. JumpTV cannot guarantee that it will be effective in addressing these matters.

Markets

The Company operates in competitive and evolving markets locally, nationally and globally. These markets are subject to rapid technological change and changes in customer preferences and demand. There can be no assurance that the Company will be able to obtain market acceptance or compete for market share.

Acquisition Strategy

The Company believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. The Company is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates, or the likelihood that any potential acquisition will be completed. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to:

- a diversion of Management's attention from other business concerns;
- failure to effectively assimilate the acquired technology or assets into the Company's business;
- the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; and
- the assumption of significant and/or unknown liabilities of the acquired company.

There can be no assurance that the Company will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Possible delays and increased development costs [illegible] JumpTV's [illegible].

Many of the problems, delays and expenses encountered by an enterprise in its early stage may be beyond JumpTV's control. Such problems may include, but are not limited to, problems related to technical development of the JumpTV Delivery Infrastructure, testing, regulatory policy and regulatory compliance, the competitive and regulatory environment in which JumpTV operates, marketing problems, customer acceptance and costs and expenses that may exceed current estimates.

Delays in the timely design, construction, deployment and commercial operation of JumpTV's business, and consequently the achievement of positive cash flow, could result from a variety of causes, including many causes that are beyond JumpTV's control. Such delays include, but are not limited to, delays in the integration of new channels into JumpTV's product offering, changes in the technical specifications of the JumpTV Delivery Infrastructure made to correct or enhance its features, performance or marketability or in response to regulatory developments or otherwise, delays encountered in the construction, integration or testing of the JumpTV Delivery Infrastructure and other systems, unsuccessful commercial launches of new programming content, delays in JumpTV's ability to obtain financing, insufficient or ineffective service provider marketing efforts and slower-than-anticipated consumer acceptance of Internet based television. Substantial delays in any of these matters could delay or prevent JumpTV's achievement of profitable operations.

JumpTV relies on its channel partners for the provision of its broadcasting content.

JumpTV's success as a business depends significantly on its relationships with its channel partners. JumpTV enters into channel partner agreements to acquire the Internet broadcasting rights to ethnic programming content. JumpTV's success as a business depends on cooperation with its channel partners, the programming content of its channel partners, and the overall success of its channel partners in providing marketable television programming. Because of JumpTV's dependency on its channel partners, should a channel partner's business suffer as a result of increased competition, increased costs of programming, technological problems, regulatory changes, adverse effects of litigation or other factors, JumpTV's business may suffer as well. Furthermore, a failure by a channel partner to perform its obligations under its channel partner agreement could have detrimental financial consequences for JumpTV's business. The channel partner agreements are for various terms and are generally terminable upon short notice after the expiration of the initial terms. If JumpTV is unable to renew or extend channel partner agreements at the conclusion of their respective terms, JumpTV may not be able to obtain substitute programming or substitute programming may not be comparable in quality or cost to its existing programming and JumpTV's business, financial condition and results of operations could be materially adversely affected. In addition, programming costs may continue to increase and JumpTV may be unable to pass programming costs on to its customers which could have a material adverse effect on its financial condition, profitability and cash flows.

JumpTV does not have exclusive Internet distribution rights to all of its channels and it may lose the exclusivity of the channels for which JumpTV does have exclusive Internet distribution rights.

10 of JumpTV's channel partner agreements do not give JumpTV the exclusive Internet distribution rights to the related channels. Currently, over 16% of JumpTV's subscriptions relate to these non-exclusive channels. If these channels are offered elsewhere on the Internet on more attractive terms, JumpTV could lose these subscribers, which would have an adverse effect on its results of operations. In addition, for many of the channels in respect of which JumpTV has the exclusive Internet distribution rights, the maintenance of the exclusive license is dependent upon JumpTV paying royalties equal to specified subscriber counts or attaining specified subscriber counts in respect of the applicable channel. There is no guarantee that JumpTV will meet the applicable subscriber or royalty levels in respect of the applicable channel partner agreements. The loss of any of JumpTV's exclusive licenses could have material adverse effect on JumpTV's business, financial condition and results of operations.

The costs of obtaining Internet distribution rights for new channels or renewing such rights for existing channels may be more costly than expected.

JumpTV must negotiate with potential channel partners to acquire the Internet broadcasting rights for ethnic television programming. In addition, JumpTV will need to renew its agreements with existing channel partners. JumpTV anticipates that, as the Internet television broadcasting market grows, license fees relating to Internet broadcasting rights for television programming (including ethnic television programming), or for the rights to substitute advertising into the live video streamers of the channels, will increase. License fees payable under the channel partner agreements may be significantly more costly to renew than anticipated.

In addition, many of the existing channel partner agreements have renewal mechanisms that are tied to JumpTV's ability to generate specified revenue share amounts or specified subscriber numbers in respect of particular channels. If JumpTV is unable to meet these targets, then JumpTV may have to renegotiate the channel partner agreements when they come up for renewal. Renegotiated license fees may be more expensive than anticipated. JumpTV may be unable to obtain ethnic television programming consistently at a reasonable cost or that is appealing to its customers, which may adversely affect JumpTV's marketing efforts, reputation, brand and revenue.

There is uncertainty relating to the ability of JumpTV to enforce its rights under the channel partner agreements.

Many of the channel partner agreements are with foreign entities and are governed by the laws of foreign jurisdictions. If a channel partner breaches a channel partner agreement, then JumpTV will incur the additional costs of determining its rights and obligations under the agreement under applicable foreign laws and enforcing the agreement in a foreign jurisdiction. Many of the jurisdictions to which channel partner agreements are subject do not have sophisticated and/or impartial legal systems and JumpTV may face practical difficulties in enforcing any of its rights in such jurisdictions. JumpTV may not be able to enforce such rights or may determine that it would be too costly to enforce such rights. In addition, many of the channel partner agreements contain arbitration provisions that govern disputes under the agreements and there is uncertainty with respect to the enforceability of such arbitration provisions under the laws of related foreign jurisdictions. If a dispute were to arise under a channel partner agreement and the related arbitration provision was not effective, then JumpTV would be exposed to the additional costs of settling the dispute through traditional legal avenues rather than through an arbitration process.

JumpTV's business may be impeded by third party intellectual property rights in the programming content of its channel partners.

JumpTV relies on its channel partners to secure the primary rights to re-distribute programming and other content over the Internet. There is no assurance that the channel partners have successfully licensed all relevant programming components that are necessary for Internet re-distribution. Other parties may claim certain intellectual property rights in the content that JumpTV licenses from its channel partners. For example, channel partners may not have sufficient rights in the underlying content to license distribution rights to their channels to JumpTV, or a channel partner may not identify programming that JumpTV is not permitted to distribute in time for JumpTV to stop distribution of the offending programming. In addition, as the Internet video broadcasting market grows, advertisers may begin to attempt to enforce intellectual property rights in advertisements included in JumpTV's channel partners' programming, and JumpTV may inadvertently infringe the intellectual property rights of such advertisers by distributing such advertisements over the Internet or by inserting its own advertising in replacement of such advertisements.

In the event that the channel partners are in breach of the distribution rights related to specific programming and other content, JumpTV may be required to cease distributing or marketing the relevant content to prevent any infringement of related rights, and may be subject to claims of damages for infringement of such rights. JumpTV may also be required to claim against the channel partners if the distribution rights related to specific programming is breached and there is no assurance that JumpTV would be successful in any such claim.

JumpTV may be subject to other third party intellectual property rights claims.

Companies in the Internet, technology and media industries often own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As JumpTV faces increasing competition, the possibility of intellectual property rights claims against it grows. JumpTV's technologies may not be able to withstand third party claims or rights against their use. Intellectual property claims, whether having merit or otherwise, could be time consuming and expensive to litigate or settle and could divert management resources and attention. In addition, many of its agreements with network service providers require JumpTV to indemnify them for third party intellectual property infringement claims, which could increase JumpTV's costs as a result of defending such claims and may require that JumpTV pays the network service providers' damages if there were an adverse ruling in any such claims.

If litigation is successfully brought by a third party against JumpTV in respect of intellectual property, JumpTV may be required to cease distributing or marketing certain products or services, obtain licenses from the holders of the intellectual property at material cost, redesign affected products in such a way as to avoid infringing intellectual property rights or seek alternative licenses from other third parties which may offer inferior programming, any or all of which could materially adversely affect JumpTV's business, financial condition and results of operations. If those intellectual property rights are held by a competitor, JumpTV may be unable to obtain the intellectual property at any price, which could also adversely affect JumpTV's competitive position. An adverse determination could also prevent JumpTV from offering its services and could require that JumpTV procure substitute products or services. Any of these results could harm JumpTV's business, financial condition and results of operations.

JumpTV relies on its channel partners to ensure intellectual property rights compliance globally.

JumpTV is exposed to liability risk in respect of the content that it rebroadcasts over the Internet, relating to both infringement of third party rights to the content, and infringement of the laws of various jurisdictions governing the type and/or nature of the content. JumpTV relies in large part on the channel partners' obligations under the channel partner agreements to advise JumpTV of its content so that JumpTV may take appropriate action if such content is not intellectual property rights compliant or is otherwise obscene, defamatory or indecent. There is a risk that the channel partners will not advise JumpTV in time, or at all, in respect of such content, and expose JumpTV to liability for its rebroadcast over the Internet.

JumpTV's business depends upon its ability to acquire and maintain programming that is attractive to current and future subscribers, the loss of which could reduce the demand for JumpTV's service to subscribers and advertisers and could adversely affect JumpTV's business.

Television content distribution is an inherently risky business because the revenues derived from the distribution of programming depend primarily upon its acceptance by the public, which is difficult to predict. The commercial success of television programming also depends upon the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which are difficult to predict.

JumpTV's objective is to acquire and maintain programming that sustains loyal audiences in or across various demographic groups. The attractiveness of JumpTV's channel offerings and their ability to retain and grow their respective audiences will be an important factor in JumpTV's ability to sell subscriptions and, in the future, advertising. JumpTV's channel offerings may not attract or retain the number of subscribers that it anticipates and some channel content may offend or alienate subscribers that are outside of the target audience for that content. There can be no assurance that JumpTV's channel offerings will be able to retain their respective audiences. If JumpTV loses the Internet broadcasting rights to one or more of its channels, and fails to attract comparable programming with similar audience loyalty, the attractiveness of JumpTV's service could decline and JumpTV's business could be adversely affected.

Failure of JumpTV's Delivery Infrastructure to perform consistently or failure by JumpTV to replace its existing Internet broadcasting technology on a timely basis could adversely affect its business.

JumpTV's success as a business depends, in part, on its ability to provide consistently high quality video streams to subscribers via the JumpTV Delivery Infrastructure and Internet broadcasting and video streaming technology. There is no guarantee that the JumpTV Delivery Infrastructure and/or JumpTV's Internet broadcasting and video streaming technology will not experience problems or other performance issues. If the JumpTV Delivery Infrastructure or Internet broadcasting and video streaming technology fails or suffers performance problems, then it would likely affect the quality and interrupt the continuation of JumpTV's service and significantly harm JumpTV's business.

JumpTV's Delivery Infrastructure could suffer failures or damage due to events that are beyond JumpTV's control, which could adversely affect JumpTV's brand and operating results
JumpTV's Delivery Infrastructure is susceptible to natural or man-made disasters such as earthquakes, floods, fires, power loss and sabotage, as well as interruptions from technology malfunctions, computer viruses and hacker attacks. Other potential service interruptions may result from unanticipated demands on network infrastructure, increased traffic or problems in customer service. JumpTV's ability to control technical and customer service issues is further limited by its dependence on its channel partners for technical integration of the JumpTV Delivery Infrastructure. JumpTV may not carry sufficient business interruption insurance to compensate for losses that could occur as a result of an interruption in JumpTV's services. Significant disruptions in the JumpTV Delivery Infrastructure could harm JumpTV's goodwill and the JumpTV brand and ultimately could significantly and negatively impact the amount of revenue it may earn from its service.

The successful operation of JumpTV's business depends upon the supply of critical elements from third parties and any interruption in that supply could cause service interruptions or reduce the quality of product offerings.
JumpTV depends upon third parties for several critical elements of its technology and infrastructure, including its principal Internet connections and network access, and for the provision of programming in connection with its service. Many of these tasks will be dependent on the efforts and performance of third parties that are outside of JumpTV's control, including the channel partners and other third party content delivery providers. Any disruption in the Internet or network access provided by third party providers, or any failure of third party providers to handle current or higher volumes of use or perform in a satisfactory manner, could significantly harm JumpTV's business, operating results and financial condition. Financial difficulties experienced by third party providers could have negative consequences to the business of JumpTV.

Dependence on key personnel and relationships
JumpTV is dependent on key members of its senior management, including G. Scott Paterson and Kaleil Isaza Tuzman. JumpTV has not obtained key-man insurance for any member of senior management other than Mr. Paterson. In addition, innovation is important to JumpTV's success and JumpTV depends on the continued efforts of its executive officers and key employees, who have specialized technical knowledge regarding the JumpTV Delivery Infrastructure and information technology systems and significant business knowledge regarding the Internet video broadcasting industry and subscription services. JumpTV expects that it will need to hire additional personnel in designated growth areas. The market for the services of qualified personnel is competitive and JumpTV may not be able to attract and retain key employees. If JumpTV loses the services of one or more of its key senior officers or employees, or fails to attract qualified replacement personnel, then JumpTV's business and future prospects could be materially adversely affected.

JumpTV may have difficulty scaling and adapting its existing systems architecture to accommodate increased traffic, technology advances or customer requirements.
In the future, JumpTV may be required to make changes to its systems architecture or move to a completely new architecture. If it is required to switch architectures, JumpTV may incur substantial costs and experience delays or interruptions in its service. These delays or interruptions in its service may cause users and customers to become dissatisfied with its service and move to competing providers of IPTV services. To the extent that demand for JumpTV's broadcast services content and other media offerings increases, it will need to expand its infrastructure, including the capacity of its hardware servers and the sophistication of its software. This expansion is likely to be expensive and complex, and require additional technical expertise. An unanticipated loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies or user requirements and the associated adjustments to its systems architecture could harm JumpTV's operating results and financial condition.

Increases in Subscriber Acquisition Costs could adversely affect JumpTV's financial performance
JumpTV anticipates spending substantial funds on advertising and other marketing to attract new subscribers and maintain JumpTV's subscriber base. JumpTV's ability to achieve break even cash flows depends on its ability to achieve and maintain lower Subscriber Acquisition Costs over time. JumpTV's Subscriber Acquisition Costs, both in the aggregate and on a per new subscriber basis, may materially increase in the future to the extent that JumpTV introduces new promotions, whether in response to competition or otherwise. Any material increase in subscriber acquisition or retention costs from current levels could have a material adverse effect on JumpTV's business, financial condition and results of operations.

Increased subscriber turnover could adversely affect JumpTV's financial performance
Subscriber Churn has a significant financial impact on the results of JumpTV's operations. JumpTV cannot reliably predict the amount of Churn that it will experience over the long term. Subscriber Churn may be negatively impacted by a number of factors, including but not limited to, an increase in competition from other ethnic television providers, other Internet video providers, new technology entrants and programming theft. There can be no assurance that these and other factors will not contribute to relatively higher Churn than JumpTV has experienced historically. To the extent that JumpTV's Churn is greater than currently anticipated, it may be more costly for JumpTV to acquire a sufficient customer base to generate revenue that will enable it to become profitable and reach and sustain positive cash flow.

Competition from traditional and other emerging video entertainment providers could adversely affect JumpTV's revenue
In seeking market acceptance, JumpTV will encounter competition for both subscribers and advertising revenue from many sources, including other Internet television broadcasters, direct broadcast satellite television services and digital and traditional cable systems that carry ethnic television programming. Traditional cable and satellite television already has a well established and dominant market presence for its services, and Internet portals, video file sharing service providers and other third party providers of video content over the Internet may distribute ethnic video content. Many of these competitors have substantially greater financial, marketing and other resources than JumpTV. In addition, potential customers of JumpTV may be slow to adopt, or may refuse to adopt, the Internet as the medium through which they receive television programming. As the Internet video broadcasting market grows (resulting from higher bandwidths, faster modems and wider programming selections), an increasing number of Internet based video program offerings may be available to current and potential customers of JumpTV. In addition, JumpTV's competitors, in both the traditional satellite and cable television broadcasting and IPTV markets, could exclusively contract with ethnic channel providers that are not under contract with JumpTV creating significant competition in both the ethnic broadcasting and IPTV markets. JumpTV's revenue could be materially adversely affected if it is unable to compete successfully with traditional and other emerging providers of video programming services.

JumpTV has to keep up with rapid technological change to remain competitive in its rapidly evolving industry
JumpTV's future success will depend on its ability to adapt to rapidly changing technologies, to adapt its services to evolving industry standards and to improve the performance and reliability of its services. New technologies could enable competitive product offerings and adversely affect JumpTV, and JumpTV's failure to adapt to such changes could seriously harm its business.

JumpTV may not be successful in developing a version of its service that will gain widespread adoption by users of alternative devices to access the Internet.
In the coming years, the number of individuals who access the Internet through devices other than a personal computer, such as personal digital assistants, mobile telephones and television set-top devices, is expected to increase dramatically. JumpTV's services are designed for rich, graphical environments such as those available on personal and laptop computers. The lower resolution, functionality and memory associated with alternative devices may make the broadcast of content through such devices difficult, and JumpTV may be unsuccessful in its efforts to provide a compelling service for users of alternative devices. If JumpTV is unable to attract and retain a substantial number of alternative device users to its services, it will fail to capture a sufficient share of an increasingly important portion of the market for online media.

In addition, JumpTV intends to introduce new services and/or functionalities to increase its subscriber base and long-term profitability, such as targeted advertising insertion and personal video recording. These services are dependent on successful integration of new technologies into the JumpTV Delivery Infrastructure, negotiations with third party content and network system providers, subscriber acceptance and the maintenance of future technologies to support these services. If JumpTV is unsuccessful in implementing such services, or the economic attractiveness of these services is lower than anticipated, then JumpTV's business and operating results could be adversely affected.

JumpTV may need additional financing to fund its continued growth, which may not be available

JumpTV's ability to increase revenue will depend in part on its ability to continue growing the business by maintaining and increasing the subscriber base, which may require significant additional capital that may not be available to JumpTV. JumpTV may need additional financing due to future developments, changes in its business plan or failure of the business plan to succeed, which could result from increased marketing, distribution or programming costs. JumpTV's actual funding requirements could vary materially from its current estimates. If additional financing is needed, JumpTV may not be able to raise sufficient funds on favourable terms or at all. If JumpTV issues shares in the future, such issuance will result in the then existing Shareholders sustaining dilution to their relative proportion of the equity in JumpTV. If JumpTV fails to obtain any necessary financing on a timely basis, then its ability to execute the current business plan may be limited, and its business could be adversely affected.

Weaker than expected market and advertiser acceptance of Internet video broadcasting could adversely affect JumpTV's future advertising revenue and results of operations

JumpTV intends to derive a portion of its future revenue from advertising, and therefore market and advertiser acceptance of Internet broadcasting services will be important to the success of JumpTV's business. JumpTV's ability to generate advertising revenue will be directly affected by the number of subscribers to its service and the amount of time subscribers spend viewing JumpTV's various program offerings. JumpTV's ability to generate advertising revenue will also depend on several other factors, including the level and type of market penetration of JumpTV's service, broadening its relationships with advertisers to small and medium size businesses, its user base being attractive to advertisers, its ability to derive better demographic and other information from users, the acceptance of IPTV by advertisers as an advertising medium, its ability to transition and expand into other forms of advertising, competition for advertising funds from other media and changes in the advertising industry and economy generally. JumpTV will compete directly for audiences and advertising revenue with other Internet video broadcasters, direct broadcast satellite television providers and digital and traditional cable providers, some of which maintain longstanding relationships with advertisers and possess greater resources than JumpTV.

Advertising is a discretionary business expense for many business organizations and industries. Consequently, a potential slowdown in the economies or in a particular business sector that represents a significant share of JumpTV's advertising revenue, could adversely affect JumpTV's advertising revenue and results of operations. In addition, advertising on the Internet may fall out of favour with advertisers. JumpTV's expense levels are based in part on expectations of future revenue. JumpTV may be unable to adjust spending quickly enough to compensate for any unexpected revenue shortfall.

The sources of Internet advertising revenues are changing and as a result JumpTV must adapt to the needs of a changing mix of advertisers to maximize advertising revenue

The sources of Internet advertising revenues are shifting from Internet companies to companies in more traditional lines of business. These advertisers often have substantially different requirements and expectations than Internet companies with respect to advertising programs. In addition, companies in more traditional lines of business have only recently begun to increase their aggregate commitments to Internet advertising. JumpTV's advertising revenues and results of operations could be adversely affected if JumpTV is unsuccessful in adapting to the needs of the changing mix of advertisers on the Internet.

In addition, JumpTV's revenue model may become increasingly supported by advertising revenues in response to competition or in an attempt to maximize long-term revenues. There can be no assurances that JumpTV would be successful in sustaining an advertising based revenue model if it were to switch from its current subscription based revenue model.

Decreases or delays in advertising spending due to general economic downturns could impair JumpTV's ability to generate advertising revenue.

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The overall market for advertising, including Internet advertising, has periodically been characterized by soft demand and the reduction of marketing and advertising budgets, or the delay in spending of budgeted resources. As a result, advertising spending may decrease. The decrease in or delay of advertising spending could reduce JumpTV's future revenue and negatively impact its business, financial condition and results of operations.

JumpTV may be unable to manage rapidly expanding operations

JumpTV is continuing to grow and diversify its business both domestically and internationally. As a result, JumpTV will need to expand and adapt its operational infrastructure and increase the number of personnel in certain areas. If JumpTV is unable to manage its growth effectively, it could have a material adverse effect on JumpTV's business, financial condition and results of operations. To manage growth effectively, JumpTV must, among other things, continue to develop its internal and external sales forces, the JumpTV Delivery Infrastructure capability, its customer service operations and its information systems and maintain its relationships with channel partners. JumpTV will also need to continue to expand, train and manage its employee base, and JumpTV's management must assume even greater levels of responsibility. If JumpTV is unable to manage growth effectively, it may experience a decrease in subscriber growth and an increase in subscriber Churn, which could have a material adverse effect on JumpTV's financial condition, profitability and cash flows.

Acquisitions and strategic investments could adversely affect JumpTV's operations and result in unanticipated liabilities.

JumpTV may in the future acquire or make strategic investments in a number of companies, including through joint ventures. Such transactions may result in dilutive issuances of equity securities, use of cash resources, incurrence of debt and amortization of expenses related to intangible assets. JumpTV's acquisitions and strategic investments would be accompanied by a number of risks, including:

- the difficulty of assimilating operations and personnel of acquired companies into JumpTV's operations;
- the potential disruption of ongoing business and distraction of management;
- additional operating losses and expenses of the businesses acquired or in which JumpTV invests;
- the difficulty of integrating acquired technology and rights into JumpTV's services and unanticipated expenses related to such integration;
- the potential for patent and trademark infringement claims against the acquired company;
- the impairment of relationships with customers and partners of the companies JumpTV acquired or in JumpTV's customers and partners as a result of the integration of acquired operations;
- the impairment of relationships with employees of the acquired companies or JumpTV's employees as a result of integration of new management personnel;
- the difficulty of integrating the acquired company's accounting, management information, human resources and other administrative systems;
- in the case of foreign acquisitions, uncertainty regarding foreign laws and regulations and difficulty integrating operations and systems as a result of cultural, systems and operational differences; and
- the impact of known potential liabilities or unknown liabilities associated with the companies JumpTV acquires or in which it invests.

JumpTV's failure in addressing such risks in connection with future acquisitions and strategic investments could prevent JumpTV from realizing the anticipated benefits of such acquisitions or investments, causing it to incur unanticipated liabilities and harm JumpTV's business generally.

JumpTV's business depends on the continued growth and maintenance of the Internet infrastructure

The success and the availability of Internet-based products and services depends in part upon the continued growth and maintenance of the Internet infrastructure itself, including its protocols, architecture, network backbone, data capacity and security. Spam, viruses, worms, spyware, denial of service attacks and other acts of malice may affect not only the Internet's speed, reliability and availability but also its continued desirability as a vehicle for commerce, information and user engagement. If the Internet proves unable to meet the new threats and increased demands placed upon it, JumpTV's business plans, user and advertiser relationships, site traffic and revenues could be adversely affected.

There is no assurance that the current costs of Internet connections and network access will not rise with increasing popularity of IPTV services, which would adversely affect JumpTV's business.

JumpTV relies on Internet service providers for its principle connections and network access and to stream audio and video content to subscribers. As demand for IPTV services increases, there can be no assurance that Internet service providers will continue to price their network access services on reasonable terms. The delivery of streaming media requires delivery of large content files and providers of network access may change their business model and increase their prices significantly, which could slow the widespread acceptance of such services. In order for JumpTV's media content services to be successful, there must be a reasonable price model in place to allow for the continuous distribution of large streaming media files. JumpTV has limited or no control over the extent to which any of these circumstances may occur, and if network access prices rise significantly, then JumpTV's business and operating results would likely be adversely affected.

Internet transmissions may be subject to theft or malicious attacks which could cause JumpTV to lose subscribers and revenue.

Like all Internet transmissions, JumpTV's broadcasts may be subject to interception and malicious attack. Pirates may be able to obtain or rebroadcast JumpTV's programs without paying fees to JumpTV. The JumpTV Delivery Infrastructure is exposed to spam, viruses, worms, spyware, denial of service or other attacks by hackers and other acts of malice. Theft of JumpTV's channels or attacks on JumpTV's Delivery Infrastructure would reduce future potential revenue and increase JumpTV's net Subscriber Acquisition Costs. In addition, theft of programming from JumpTV's competitors could increase JumpTV's own subscriber Churn rate.

Compromises of JumpTV's security technology could also adversely affect its ability to contract for licenses to distribute television programming over the Internet. JumpTV uses security measures intended to make theft of its channels more difficult. However, if JumpTV is required to upgrade or replace existing security technology, the cost of such security upgrades or replacements could have a material adverse effect on JumpTV's financial condition, profitability and cash flows. In addition, other illegal methods that compromise Internet transmissions may be developed in the future. If JumpTV cannot control compromises of its channels, then its revenue, net Subscriber Acquisition Costs, Churn and ability to contract for licenses to distribute television programming over the Internet could be materially adversely affected.

A bankruptcy of a third party with which JumpTV has a significant relationship could harm JumpTV's results of operations.

In the event that any of the third parties with whom JumpTV has significant relationships, including its channel partners and other suppliers, files a petition in or is assigned into bankruptcy or becomes insolvent, or makes any assignment for the benefit of creditors or makes any arrangements or otherwise becomes subject to any proceedings under applicable bankruptcy laws or insolvency laws with a trustee, or a receiver is appointed in respect of a substantial portion of its property, or such a third party liquidates or winds up its daily operations for any reason whatsoever, then JumpTV's business, financial position and results of operations may be materially and adversely affected.

Rapid technological and industry changes could make JumpTV's services obsolete.

The Internet video broadcasting industry and the Internet and the video entertainment industries in general are characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations and evolving industry standards. There is no assurance that one or more of the technologies that will be utilized by JumpTV will not become obsolete or that JumpTV's services will be in demand at the time they are offered. If JumpTV or its suppliers are unable to keep pace with technological and industry changes, JumpTV's business may be unsuccessful. Products using new technologies used by JumpTV or its suppliers, or emerging industry standards, could make technologies used by JumpTV or its suppliers obsolete. In addition, JumpTV may face unforeseen problems in operating the JumpTV Delivery Infrastructure that could harm its business. JumpTV will depend on third parties to develop technologies used in key elements of Internet video broadcasting and more advanced technologies that JumpTV may wish to use may not be available to it on reasonable terms or in a timely manner. Further, JumpTV's competitors may have access to technologies not available to JumpTV, which may enable its competitors to offer entertainment products of greater interest to consumers or at more competitive costs.

JumpTV cannot assure investors that it will be able to enhance its current services or develop new services at competitive prices or in a timely manner.

JumpTV's future success depends upon its ability to enhance its current services and develop and introduce new services that offer enhanced performance and functionality at competitive prices. JumpTV's business may be adversely affected if new technologically advanced services that JumpTV does not offer achieve acceptance among customers. JumpTV's inability, for technological or other reasons, to enhance, develop and introduce services in a timely manner, or at all, in response to changing market conditions or customer requirements could have a material adverse effect on JumpTV's operating results.

Privacy concerns relating to elements of JumpTV's services could damage its reputation and deter current and potential users from using its products and services.

From time to time, concerns may be expressed about whether JumpTV's products and services compromise the privacy of users and others. Concerns about JumpTV's collection, use or sharing of personal information or other privacy related matters, even if unfounded, could damage JumpTV's reputation and result in a loss of user confidence and ultimately in a loss of users, partners or advertisers, which could adversely affect JumpTV's business and operating results.

Changes in regulations or user concerns regarding privacy and protection of user data could adversely affect JumpTV's business.

Domestic and international laws and regulations may govern the collection, use, sharing and security of data that JumpTV receives from its users and channel partners. In addition, JumpTV has its own privacy policies and practices concerning the collection, use and disclosure of user data. Any failure, or perceived failure, by JumpTV to comply with its privacy policies or with any data-related consent orders, or with domestic or international privacy-related laws and regulations could result in proceedings or actions against JumpTV by governmental entities or others, which could potentially have an adverse effect on JumpTV's business.

There are a large number of legislative proposals pending before domestic and foreign governments concerning privacy issues related to Internet-based business. It is not possible to predict whether or when such legislation may be adopted. Certain proposals, if adopted, could impose requirements that may result in a decrease in JumpTV's user registrations and revenues. In addition, there is uncertainty in the interpretation and application of user data protection laws. These laws may be interpreted and applied inconsistently from country to country and inconsistently with JumpTV's current data protection policies and practices. Complying with these varying international requirements could cause JumpTV to incur substantial costs or require it to change its business practices in a manner adverse to its business.

JumpTV may have exposure to greater than anticipated tax liabilities.

JumpTV is subject to income taxes and non-income taxes in a variety of jurisdictions and its tax structure is subject to review by both domestic and foreign taxation authorities. The determination of its world-wide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although JumpTV believes that its estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded on JumpTV's consolidated financial statements and may materially affect JumpTV's financial results in the period or periods for which such determination is made.

JumpTV relies on [illegible] insurance to mitigate [illegible] risks and to the extent the cost of [illegible] increases or JumpTV is unable to [illegible] coverage, its operating results may be adversely affected.

JumpTV contracts for insurance to cover certain potential risks and liabilities. In the current environment, insurance companies are increasingly specific about what they will and will not insure. It is possible that JumpTV may not be able to get enough insurance to meet its needs, may have to pay very high prices for the coverage or may not be able to acquire any insurance for certain types of business risk. In addition, JumpTV has in the past and may in the future choose not to obtain insurance for certain risks facing its business. This could leave JumpTV exposed to potential claims. If JumpTV was found liable for a significant claim in the future, its operating results could be negatively impacted. Also, to the extent the cost of maintaining insurance increases, its operating results will be negatively affected.

JumpTV has operated during periods in which it was not covered by adequate insurance. JumpTV is therefore exposed to the risk of having to finance any potential claims against JumpTV relating to the periods in which it was not covered. In addition, several of JumpTV's operating agreements contain covenants that require JumpTV to maintain a specified type and/or amount of insurance. JumpTV is in technical breach of these agreements by not having carried insurance as required under these covenants during particular periods and there is a risk that such agreements are terminable as a result of JumpTV's breach of the material terms thereof.

JumpTV is subject to [illegible] risks of [illegible] abroad.

JumpTV contracts with various entities from around the world, including in respect of the acquisition of the Internet distribution rights to the channels. As a result, JumpTV is exposed to foreign business, political and economic risks, which could adversely affect JumpTV's financial position and results of operations, including: (i) difficulties in managing channel partner relationships from outside of a channel partner's jurisdiction; (ii) political and economic instability, including international tension in Iraq, Korea, Syria, and Sudan; (iii) less developed infrastructures in newly industrializing countries; (iv) susceptibility to interruption of channel feeds in foreign areas due to war, terrorist attacks, medical epidemics, changes in political regimes and general interest rate and currency instability; (v) exposure to possible litigation or claims in foreign jurisdictions; and (vi) competition from foreign-based IPTV providers and the existence of protectionist laws and business practices that favour such providers.

Liability risk relating to the nature and/or type of content that JumpTV rebroadcasts over the Internet.

JumpTV may be liable, or alleged to be liable to third parties, if the content that it rebroadcasts is found to be obscene, indecent or defamatory. Any alleged liability could harm JumpTV's business by damaging its reputation, requiring JumpTV to incur legal costs in defense, exposing JumpTV to awards of damages and costs and diverting management's attention which could have an adverse effect on JumpTV's business, results of operations and financial condition.

Risk Factors Related to Regulatory Matters

Operating in Foreign Jurisdictions

The Company's current and future development opportunities partly relate to geographical areas outside of Canada. There are a number of risks inherent in international business activities, including government policies concerning the import and export of goods and services, costs of localizing products and subcontractors in foreign countries, costs associated with the use of foreign agents, potentially adverse tax consequences, limits on repatriation of earnings, the burdens of complying with a wide variety of foreign laws, nationalization and possible social, labour, political and economic instability. There can be no assurance that such risks will not adversely affect the Company's business, financial condition and results of operations.

Furthermore, a portion of the Company's expenditures and revenues will be in currencies other than the Canadian dollar. The Company's foreign exchange exposure may change over time with changes in the geographic mix of its business activities. Foreign currencies may be unfavourably impacted by global developments, country-specific events and many other factors. As a result, the Company's future results may be adversely affected by significant foreign exchange fluctuations.

JumpTV is subject to government regulation of the Internet, the impact of which is difficult to predict.

There are currently few laws or regulations directly applicable to the Internet. The application of existing laws and regulations to JumpTV relating to issues such as user privacy, defamation, pricing, advertising, taxation, promotions, consumer protection, content regulation, quality of products and services, and intellectual property ownership and infringement can be unclear. In addition, JumpTV will also be subject to new laws and regulations directly applicable to its activities. Any existing or new legislation applicable to JumpTV could expose it to substantial liability, including significant expenses necessary to comply with such laws and regulations, and dampen the growth in use of the Internet.

Changes in applicable regulatory requirements could have significant adverse effects on JumpTV's business.

An important factor in achieving any sustained profitability for JumpTV will be its ability to maintain Internet broadcasting rights in respect of its channels. Television broadcasting rights are subject to significant regulatory oversight in many of the jurisdictions from which JumpTV's channels originate or into which JumpTV transmits its channels. There is a risk that Internet broadcasting rights to the channels, or the provision of Internet content generally, could become subject to these broadcasting regulations or to future government regulation in the jurisdictions from which the channels originate or in the jurisdictions into which JumpTV transmits its channels.

Currently, JumpTV may fall within the statutory definition of a multichannel video program distributor ("MVPD"), making it subject to the provisions of the Communications Act of 1934 of the United States, as amended and Federal Communications Commission ("FCC") regulations applicable to MVPDs. However, the FCC has not ruled whether Internet distribution services are MVPDs, and as such, the Board of Directors do not consider that the statutory and regulatory requirements of MVPDs apply to the Company. If JumpTV were found to be an MVPD, JumpTV would be required to scramble any sexually explicit programming it distributed, close caption programs it offered subscribers and be subject to the FCC's equal employment opportunity rules but would not be subject to licensing, rate regulation or be required to secure approval before commencing service.

In addition, JumpTV itself could become subject to significant regulation by the Canadian Radio-television and Telecommunications Commission (the "CRTC") as a Canadian company providing video broadcasting services. Depending upon the circumstances, non-compliance with legislation or regulations promulgated by applicable regulatory authorities could result in a significant adverse effect on JumpTV's business, financial condition and results of operations, including the suspension or revocation of any licenses or registrations, the termination or loss of contracts or rights to distribute television programming over the Internet, a reduction in the amount of channels and other services available to the subscribers, or the imposition of contractual damages, civil fines or criminal penalties.

Governments and regulatory authorities in many jurisdictions regularly review their broadcasting rules and policies, including the application of those rules and policies to new and emerging media. Proposed amendments to the European Union's Television without Frontiers Directive, if adopted in their present form, could result in the provision of subscription television program services over the Internet in the United Kingdom and other European Union member countries becoming subject to regulation, including a licensing requirement. Whether JumpTV would be subject to such requirements, if adopted in their present form, is unclear. In Canada, the CRTC has recently announced a review of the future environment for the broadcasting system in Canada, including the effect of new media. While JumpTV is not aware of any proposed regulatory initiatives affecting IPTV in any of the jurisdictions in which its subscribers reside, there can be no assurance that television broadcasting regulations will not be amended in the future in a manner that requires JumpTV to be licensed in particular jurisdictions in order to continue broadcasting its channels to subscribers in those jurisdictions or which otherwise affects its operations in a materially adverse manner.

JumpTV may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country, JumpTV may presently be subject to regulations in foreign countries of which it is not presently aware. If that were to be the case, then JumpTV could be subject to sanctions by a foreign government that could materially adversely affect its ability to broadcast content from channel partners in that country or to subscribers in that country. JumpTV cannot guarantee that any current regulatory approvals held by JumpTV are, or will remain, sufficient in the view of foreign regulatory authorities, or that necessary approvals, whether additional or otherwise, will be granted on a timely basis or at all, in all jurisdictions in which JumpTV has channel partners or subscribers, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to acquire or distribute television programming over the Internet internationally could have a material adverse effect on JumpTV's ability to generate revenue and on its overall competitive position.

JumpTV, its subscribers and channel partners and other parties with which JumpTV does business may be required to hold authorizations in the countries in which they provide or receive services, as the case may be. Because regulations in each country are different, JumpTV may not be aware if some of its subscribers or channel partners or companies with which JumpTV does business, do not hold the requisite licenses and approvals.

JumpTV may be subject to legal liability for online services.

The law relating to the liability of providers of online services for the activities of their users is currently unsettled both domestically and internationally. Potential claims could be brought against JumpTV for defamation, negligence, copyright or trademark infringement, unlawful activity, tort, including personal injury, fraud, or other theories based on the nature and content of information that JumpTV provides, links to or that may be posted online. It is also possible that, if any information provided directly by JumpTV contains errors or is otherwise negligently provided to users, third parties could make claims against JumpTV. Investigating and defending any of these types of claims is expensive, even to the extent that the claims are without merit or do not ultimately result in liability.

Critical Accounting Estimates

JumpTV's discussion and analysis of its financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with Canadian GAAP.

The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. JumpTV bases its estimates on historical experience and on various other assumptions that JumpTV believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Because this can vary in each situation, actual results may differ from these estimates under different assumptions or conditions.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and judgements that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants. On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

The Company's significant accounting policies are included in Note 2 to the consolidated financial statements. Certain of these policies involve critical accounting estimates because they require the Company to make judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported if different assumptions were used. The following section discusses the critical accounting estimates and assumptions that the Company has made that are reflected in the amounts reported in the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue from subscribers when the following conditions have been met:

- persuasive evidence of an arrangement exists;
- delivery has occurred;
- the price is fixed or determinable; and
- collectibility is reasonably assured.

Revenue is recorded net of refunds and volume discounts related to channel bundling. Revenue is considered earned as the period of service related to the customer billing or payment received in advance elapses. JumpTV defers the portion of subscription revenue for which the services have not been completely rendered until such time that the Company determines that the services have been rendered.

Stock-based compensation and other stock-based payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period. The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board of Directors has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs.

Goodwill and Intangible Assets

The purchase price of an acquired company is allocated between intangible assets and the net tangible assets of the acquired business with the residual of the purchase price recorded as goodwill. The determination of the value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future and the appropriate weighted average cost of capital.

As at December 31, 2006 goodwill totaled $102,069 and the identifiable intangible assets totaled $312,140. The Company assesses the impairment of goodwill and identifiable intangible assets annually, or more often if events or changes in circumstances indicate that the carrying value may not be recoverable.

Amortization Policies and Useful Lives

The Company amortizes the cost of property, plant and equipment and intangible assets over the estimated useful service lives of the items. The determinations of estimated useful lives of these long-lived assets involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company specific factors including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue producing perspective. If technological change happens more quickly than anticipated, the Company might have to shorten the estimated life of certain equipment which could result in higher amortization expense in future periods or an impairment charge to write down the value of equipment.

Controls and Procedures

As required by Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings issued by the Canadian Securities Administrators, JumpTV's Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in JumpTV's annual filings (as defined by Multilateral Instrument 52-109) with the provincial securities regulators.

Evaluation of Disclosure Controls and Procedures

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to provide reasonable assurance that material information with respect to JumpTV, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of JumpTV's disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by JumpTV in the reports that it files or submits to the provincial securities regulators is recorded, processed, summarized and reported, within the time periods required. JumpTV has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Multilateral Instrument 52-109), have concluded that, as of December 31, 2006, the Company's disclosure controls and procedures are effective.

Management's annual report on internal control over financial reporting

As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision). The Company's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions with respect to JumpTV's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company's financial statements.

The Company's Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2006, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company is satisfied with the design effectiveness of its internal controls over financial reporting. During the fourth quarter of 2006, the Company's internal controls detected certain immaterial expense errors and the Company is, as a result, conducting further review of the errors and testing to determine if any improvements in internal controls are advisable.

Management identified the following deficiencies in our control environment based on the criteria established in the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") framework:

- The Audit Committee of the Board of Directors of JumpTV did not meet the independence requirements of National Instrument 52-110.
- The Board of Directors of JumpTV did not meet the independence requirements of National Policy 58-201.

Subsequent to December 31, 2006, but prior to the issuance of this MD&A, the Company reconstituted its Audit Committee to comply with the independence requirements of National Instrument 52-110.

Changes in internal controls over financial reporting

There were no changes in the Company's internal controls over financial reporting that occurred during fiscal 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The design of any system of internal controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, other receivables, deposits, accounts payable and other accrued liabilities, a bank loan, amounts due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

(i) Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

(ii) Supplier risk

For the year ended December 31, 2006, approximately 30% (nine months ended December 31, 2005 - 40%) of channel license fees were paid to two channel partners.

(iii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its bank loan. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

Liquidity and Capital Resources

Prior to August 10, 2006, JumpTV had funded its operations through previous private placements of equity securities. The funds generated from these private placements were primarily used for working capital purposes. On August 10, 2006, the Company completed an IPO of 13,273,500 common shares for net proceeds of $55,630,291 including the exercise of the underwriters' over-allotment option.

The Company's final prospectus dated August 1, 2006 stated that the net expected proceeds of Cdn $55 million were to be allocated to the following purposes:

- $5.9 million (Cdn$7 million) to fund the continued roll-out of the JumpTV Delivery Infrastructure;
- $8.4 million (Cdn$10 million) to fund further investment in product development and technology;
- $16.8 million (Cdn$20 million) to fund JumpTV's subscriber acquisition strategy; and
- the balance to fund general corporate expenditures.

As of December 31, 2006, the Company's spending from the IPO proceeds was as follows:

- $2.0 million to fund the continued roll-out of the JumpTV Delivery Infrastructure;
- $2.7 million to fund further investment in product development and technology;
- $0.9 million to fund JumpTV's subscriber acquisition strategy; and
- $6.0 million to fund general corporate expenditures

On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this offering of securities are estimated to be approximately $93,000,000, net of the estimated offering expenses and underwriters' fees.

The net proceeds from this offering will be used primarily to fund the continued roll-out of the JumpTV delivery infrastructure, to fund further investment in product development and technology, to fund JumpTV's subscriber acquisition strategy as well as to fund general corporate expenditures and working capital requirements of JumpTV's business including possible acquisitions. In keeping with its overall strategy, the Company is currently evaluating various potential acquisition opportunities. If agreement on one or more acquisition transactions is reached, all or a portion of the net proceeds of the offering may be re-allocated to effect such acquisitions.

Summary Balance Sheet Data

	December 31, 2006 $	December 31, 2005 $
Current Assets		
Cash and cash equivalents	21,936,878	5,475,052
Short-term investments	28,115,378	-
Other receivables	723,621	78,309
Prepaid expenses and deposits	1,178,119	14,812
Total current assets	**51,953,996**	**5,568,173**
Current Liabilities		
Accounts payable and accrued liabilities	3,950,284	1,008,845
Bank loan	1,287,150	-
Due to related parties	14,676	138,323
Current portion of accrued license fees	106,916	79,592
Accrued professional fees	371,782	195,592
Accrued stock appreciation rights	1,087,760	-
Deferred revenue	205,314	56,268
Income taxes payable	61,800	16,800
Total current liabilities	**7,085,682**	**1,495,420**
Working capital ratio	**7.33**	**3.72**

Contractual Obligations and other commitments

The following table summarizes the Company's contractual commitments as at December 31, 2006, and the effect those commitments are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
Contractual Commitments	Less than 1 Year $	1-3 Years $	3-5 Years $	After 5 Years $	Total $
Operating leases[1]	1,585,172	1,631,733	1,467,054	282,628	4,966,587
Marketing and license fees[2]	910,194	1,591,024	208,500	-	2,709,718
Total	**2,495,366**	**3,222,757**	**1,675,554**	**282,628**	**7,676,305**

(1) The Company has entered into operating lease agreements for premises as well as certain hardware and infrastructure equipment. See Note 12 in the consolidated financial statements for additional details.
(2) The Company has entered into agreements with channel partners and a co-marketing partner with marketing fee and content license fee commitments.

As at December 31, 2006, the Company has the following outstanding letters of credit:

(i) $300,000 to secure the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Lease"). The Equipment Lease, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at December 31, 2006 the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases.

(ii) $375,000 to secure the Company's obligations under certain corporate credit card accounts.

The Company also has a $1,287,150 (Cdn$1,500,000) credit facility with a Canadian chartered bank which has been fully drawn upon as of December 31, 2006. Subsequent to December 31, 2006, this loan has been fully repaid.

Comparative Summarized Cash Flows

Selected Consolidated Cash Flow Data	Year ended, December 31, 2006 $	Nine months ended December 31, 2005 $
Cash flows used in operating activities	(19,821,454)	(3,355,676)
Cash flows used in investing activities	(29,706,587)	(269,525)
Cash flows provided by financing activities	65,989,867	7,969,683

Operating Activities

Cash used in operating activities for the year ended December 31, 2006 was $19,821,454. Changes in net cash used in operating activities reflect the following:

- net loss for the period of $25,597,096 for the year then ended;
- non-cash items adjusted to net loss in the amount of $4,526,437, which primarily relates to stock-based compensation; and
- a positive net change in operating assets and liabilities of $1,249,205.

Investing Activities

Cash used in investing activities for the year ended December 31, 2006 was $29,706,587. The primary use of these funds was for the purchase of short-term investments and for capital expenditures primarily relating to equipment for JumpTV's delivery infrastructure. Also included in investing activities is the net cash consideration paid for the acquisition of HVMedia, Limited. The Company recorded goodwill and amortizable intangible assets in the amount of $460,069 as a result of this acquisition. See Note 3 of the consolidated financial statements for additional details.

A summary of JumpTV's equipment, including delivery infrastructure equipment (at original cost) is as follows:

Property, plant and equipment	December 31, 2006 $	December 31, 2005 $
Computer equipment	507,217	225,459
Infrastructure equipment	773,198	220,433
Computer software	169,614	23,099
Furniture and fixtures	124,683	18,130
Leasehold improvements	58,386	–
	1,633,098	487,121

Financing Activities

Cash provided by financing activities was $65,989,867 for the year ended December 31, 2006. This primarily reflects net proceeds raised from the IPO in the amount of $55,630,291 including the exercise of the underwriters' over-allotment option.

In the future, JumpTV expects that it will continue to use its cash resources to fund working capital for losses generated by its operations, as it continues to invest in its delivery infrastructure, product development and subscriber acquisition strategy. The Company believes existing cash, cash equivalents and short-term investments will be sufficient to satisfy normal working capital needs and capital expenditures for at least the next twelve months. However, the Company may sell additional equity securities to further enhance its liquidity position and the sale of additional equity securities could result in dilution to its shareholders.

Off-Balance Sheet Arrangements

The Company does not have any "off-balance sheet" arrangements as of December 31, 2006.

Related Party Transactions

The Company has entered into certain transactions and agreements in the normal course of operations with certain of its related parties as follows:

(i) Patstar Inc.

On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balances owing to Patstar Inc. related to these reimbursements outstanding as at December 31, 2006 and December 31, 2005 were $14,676 and $138,323, respectively. In addition, for the year ended December 31, 2006 and for the nine months ended December 31, 2005, included in the Company's selling, general and administrative expenses was rent expense of $47,818 and $42,416, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

(ii) Other related party transactions

On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. During the year ended December 31, 2006, the Company paid and expensed $75,000 related to this consulting agreement (nine months ended December 31, 2005 – $87,500) which is included within selling, general and administrative expenses. On January 24, 2006, this consulting agreement was terminated and the Company paid a termination fee of $162,000 which is also included in selling, general and administrative expenses for the year ended December 31, 2006.

During the nine months ended December 31, 2005, the Company paid and expensed $950,000, regarding a bandwidth settlement, to a company owned by the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs for the nine months ended December 31, 2005.

As at December 31, 2005, a contract with one of the Company's bandwidth and Internet hosting service providers was held with a company controlled by the President of the Company. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs. During the year ended December 31, 2006, this contract was transferred to JumpTV from a company controlled by the President of the Company.

Outstanding Share Data

The Company has total common shares outstanding as at March 27, 2007 of 48,465,185. In addition, the Company has 6,235,143 outstanding options, warrants and stock appreciation rights which are each exchangeable for one common share upon exercise.

Auditors' Report

To the Shareholders of

JumpTV Inc.

We have audited the consolidated balance sheets of **JumpTV Inc.** as at December 31, 2006 and 2005 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2006 and the nine months ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the nine months ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Chartered Accountants

Toronto, Canada
March 22, 2007

Consolidated Balance Sheets

(Expressed in U.S. dollars, unless otherwise noted)

As at December 31	2006 $	2005 $
ASSETS		
Current		
Cash and cash equivalents (note 5)	21,936,878	5,475,052
Short-term investments (note 6)	28,115,378	-
Other receivables	723,621	78,309
Prepaid expenses and deposits	1,178,119	14,812
Total current assets	**51,953,996**	**5,568,173**
Property, plant and equipment, net (note 7)	1,269,488	379,694
Intangible assets (notes 3 and 8)	312,140	-
Goodwill (note 3)	102,069	-
Other assets (note 9)	161,246	105,216
Deferred direct broadcast operating costs, net (note 14(iii))	61,605	96,803
Total assets	**53,860,544**	**6,149,886**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and other accrued liabilities	3,950,284	1,008,845
Bank loan (note 10)	1,287,150	-
Due to related parties (note 11)	14,676	138,323
Current portion of accrued license fees	106,916	79,592
Accrued professional fees	371,782	195,592
Accrued stock appreciation rights (note 14(iv))	1,087,760	-
Deferred revenue	205,314	56,268
Income taxes payable	61,800	16,800
Total current liabilities	**7,085,682**	**1,495,420**
Accrued license fees (note 14(iii))	-	120,000
Deferred rent	18,502	-
Total liabilities	**7,104,184**	**1,615,420**
Shareholders' equity		
Share capital (note 13)	75,227,648	9,744,084
Contributed surplus (note 14)	2,937,219	609,908
Accumulated other comprehensive loss	(32,240)	(40,355)
Accumulated deficit	(31,376,267)	(5,779,171)
Total shareholders' equity	**46,756,360**	**4,534,466**
Total liabilities and shareholders' equity	**53,860,544**	**6,149,886**

Commitments and contingencies (note 12)

See accompanying notes

On behalf of the Board:

Lorne Abony
Director

James McNamara
Director

Consolidated Statements of Operations

(Expressed in U.S. dollars, unless otherwise noted)

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
Revenue	2,061,031	1,081,268
Direct broadcast operating costs (notes 7, 8, 11(a) and 14(a))	(2,569,648)	(1,518,978)
	(508,617)	(437,710)
Other costs and expenses		
Selling, general and administrative (note 11)	21,690,938	3,990,732
Stock-based compensation (note 14)	4,097,351	203,934
Amortization of property, plant and equipment	128,549	27,939
Amortization of intangible assets	22,401	-
	25,939,239	4,222,605
Loss before the following:	(26,447,856)	(4,660,315)
Loss (gain) on foreign exchange	186,990	(4,391)
Interest income	(1,083,050)	(41,654)
Loss before income taxes	(25,551,796)	(4,614,270)
Provision for income taxes (note 16)	45,300	16,800
Net loss for the period	**(25,597,096)**	**(4,631,070)**
Net loss per share – basic and diluted (note 4)	**(0.99)**	**(0.35)**
Weighted average number of shares outstanding – basic and diluted (note 4)	25,848,396	13,162,916

See accompanying notes

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars, unless otherwise noted)

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
OPERATING ACTIVITIES		
Net loss for the period	(25,597,096)	(4,631,070)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of property, plant and equipment	256,183	40,165
Amortization of intangible assets	58,360	-
Stock-based compensation (note 14)	4,123,974	203,934
Amortization of deferred direct broadcast operating costs (note 14(a))	87,920	5,867
	(21,070,659)	(4,381,104)
Changes in operating assets and liabilities		
Other receivables	(645,312)	(70,248)
Prepaid expenses, deposits and other assets	(1,219,337)	(113,408)
Accounts payable and other accrued liabilities	2,941,439	829,236
Due to related parties	(123,647)	123,486
Accrued license fees	(92,676)	58,337
Accrued professional fees	176,190	195,592
Deferred revenue	149,046	(14,367)
Income taxes payable	45,000	16,800
Deferred rent	18,502	-
Cash used in operating activities	**(19,821,454)**	**(3,355,676)**
INVESTING ACTIVITIES		
(Purchase) redemption of short-term investments	(28,107,263)	74,462
Purchase of property, plant and equipment	(1,145,977)	(343,987)
Purchase of intangible assets	(12,500)	-
Acquisition, net of cash acquired (note 3)	(440,847)	-
Cash used in investing activities	**(29,706,587)**	**(269,525)**
FINANCING ACTIVITIES		
Proceeds from share issuances, net (note 13)	63,809,337	7,844,982
Proceeds from bank loan (note 10)	1,287,150	-
Proceeds from (redemption of) Class C common share (note 13)	(1)	1
Proceeds from exercise of stock options	713,381	125,000
Proceeds from exercise of warrants	180,000	-
Cash provided by financing activities	**65,989,867**	**7,969,983**
Net increase in cash and cash equivalents during the period	**16,461,826**	**4,344,782**
Cash and cash equivalents, beginning of period	5,475,052	1,130,270
Cash and cash equivalents, end of period	**21,936,878**	**5,475,052**

See accompanying notes

Consolidated Statements of Shareholders' Equity

(Expressed in U.S. dollars, unless otherwise noted)

	Share capital									Accumulated other		Total
	Common shares		Class A common shares		Class C common shares		Special warrants		Contributed surplus	comprehensive loss	Accumulated deficit	shareholders' equity
	#	$	#	$	#	$	#	$	$	$	$	$
Balance, March 31, 2005	–	–	**8,245,000**	**1,036,648**	–	–	**3,000,000**	**750,000**	**290,757**	**(40,355)**	**(1,148,101)**	**888,949**
Net loss and comprehensive loss for the period	–	–	–	–	–	–	–	–	–	–	(4,631,070)	(4,631,070)
Exercise of special warrants [note 14(iii)]	–	–	3,000,000	750,000	–	–	(3,000,000)	(750,000)	–	–	–	–
Exercise of stock options [note 14(i)]	–	–	500,000	192,799	–	–	–	–	(67,799)	–	–	125,000
Net proceeds from issuance of common shares												
through private placements [notes 13 and 14]	–	–	4,500,556	7,764,636	1	1	–	–	80,346	–	–	7,844,983
Stock-based compensation												
Stock options [note 14(i)]	–	–	–	–	–	–	–	–	190,712	–	–	190,712
Warrants [note 14(iii)]	–	–	–	–	–	–	–	–	13,222	–	–	13,222
Issuance of warrants for services [note 14(iii)]	–	–	–	–	–	–	–	–	102,670	–	–	102,670
Balance, December 31, 2005	–	–	**16,245,556**	**9,744,083**	**1**	**1**	–	–	**609,908**	**(40,355)**	**(5,779,171)**	**4,534,466**
Net loss for the year	–	–	–	–	–	–	–	–	–	–	(25,597,096)	(25,597,096)
Unrealized gain on short-term investments [note 6]	–	–	–	–	–	–	–	–	–	8,115	–	8,115
Comprehensive loss for the year												(25,588,981)
Exercise of stock options for Class A shares [note 14(i)]	–	–	1,772,420	918,284	–	–	–	–	(318,238)	–	–	600,046
Net proceeds from issuance of Class A common												
shares through private placements [note 13]	–	–	3,066,784	8,179,046	–	–	–	–	–	–	–	8,179,046
Issuance of restricted share units [note 14(ii)]	–	–	171,427	685,800	–	–	–	–	(685,800)	–	–	–
Exchange of Class A common shares for												
common shares [note 13]	21,256,187	19,527,213	(21,256,187)	(19,527,213)	–	–	–	–	–	–	–	–
Net proceeds from issuance of common shares												
through initial public offering [note 13]	12,000,000	48,528,346	–	–	–	–	–	–	1,260,540	–	–	49,788,886
Net proceeds from issuance of common shares												
through underwriters' over-allotment option [note 13]	1,273,500	5,707,632	–	–	–	–	–	–	133,773	–	–	5,841,405
Exercise of stock options for common shares [note 14(i)]	39,275	209,583	–	–	–	–	–	–	(96,248)	–	–	113,335
Exercise of warrants for common shares [note 14(iii)]	100,000	282,670	–	–	–	–	–	–	(102,670)	–	–	180,000
Redemption of Class C common share [note 13]	–	–	–	–	(1)	(1)	–	–	–	–	–	(1)
Stock-based compensation												
Stock options [note 14(i)]	–	–	–	–	–	–	–	–	1,231,434	–	–	1,231,434
Restricted share units [note 14(ii)]	–	–	–	–	–	–	–	–	1,658,004	–	–	1,658,004
Warrants [note 14(iii)]	–	–	–	–	–	–	–	–	146,776	–	–	146,776
Issuance of restricted share units [note 14(ii)]	152,159	972,204	–	–	–	–	–	–	(972,204)	–	–	–
Warrants issued to agent on HVMedia acquisition												
[notes 3 and 14(iii)]	–	–	–	–	–	–	–	–	19,222	–	–	19,222
Issuance of warrants for services [note 14(iii)]	–	–	–	–	–	–	–	–	52,722	–	–	52,722
Balance, December 31, 2006	**34,821,121**	**75,227,648**	–	–	–	–	–	–	**2,937,219**	**(32,240)**	**(31,376,267)**	**46,756,360**

See accompanying notes

Notes To Consolidated Financial Statements

(Expressed in U.S. dollars, unless otherwise noted)

December 31, 2006

1. Nature of Operations and Basis of Presentation

JumpTV Inc. ("JumpTV" or "the Company"), formerly JumpTV.com Inc. was incorporated in January 2000 under the laws of Canada. JumpTV's primary business is providing online broadcasting of international ethnic television channels over the Internet on a subscription basis.

On August 10, 2006 the Company completed its initial public offering of the Company's common shares. The Company's common shares are listed on both the Toronto Stock Exchange ("TSX") and the Alternative Investment Market ("AIM") (note 13).

In November 2005, JumpTV's Board of Directors approved a change in JumpTV's fiscal year end from March 31 to December 31, effective 2005. As a result of this change, JumpTV is reporting a nine-month transition period ended December 31, 2005 for the comparative figures.

On September 2, 2005, JumpTV's Board of Directors authorized a 10-for-1 stock split of the common shares. The stock split was effective on September 2, 2005 and the historical information disclosed within these consolidated financial statements and related notes has been adjusted retroactively to account for the stock split.

2. Summary of Significant Accounting Policies

The consolidated financial statements of JumpTV have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"). The more significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of JumpTV, JumpTV Ltd., a wholly-owned subsidiary in the United Kingdom, JumpTV International FZ LLC, a wholly-owned subsidiary in the United Arab Emirates, and KIT Capital Ltda. (formerly, JumpTV Colombia Ltda.), a variable interest entity where JumpTV has been determined to be the primary beneficiary, collectively the "Company". All significant inter-company transactions and balances have been eliminated on consolidation. The Company has included the results of operations of these companies from the dates of inception. The Company has included the results of operations of acquired companies from the date of acquisition.

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management include the determination of the useful lives of long-lived assets, allocation of the purchase price for acquisitions and the assumptions used in determining the fair value of stock options and warrants.

On an ongoing basis, management reviews its estimates to ensure they appropriately reflect changes in the Company's business and new information as it becomes available. If historical experience and other factors used by management to make these estimates do not reasonably reflect future actual results, the Company's financial position and results of operations could be materially impacted.

Revenue recognition

The Company's revenues are derived from subscriptions to ethnic television channels available over the Internet. Subscription revenue is deemed to be realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the Company's price to the customer is fixed or determinable and collectibility is reasonably assured. The Company recognizes revenue from subscriber fees on a straight-line basis over the subscription period which generally ranges from 30 days to 1 year. The Company defers the appropriate portion of cash received for which services have not been rendered. Revenue is presented net of refunds.

Stock-based compensation and other stock-based payments

The Company accounts for all stock options and warrants using a fair value-based method. The fair value of each stock option and warrant granted is estimated on the date of the grant using the Black-Scholes option pricing model and the related stock-based compensation expense is recognized over the vesting period (note 14). The offsetting entry is an increase to contributed surplus for an amount equal to the stock-based compensation expense related to the issuance of stock options. Upon exercise, the proceeds of the options and warrants together with the fair value recorded in contributed surplus are reclassified to share capital.

Stock appreciation rights give the holder the right to elect to either receive cash in an amount equal to the excess of the quoted market price over the stock appreciation right price or to receive common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury or receive common shares by making a cash payment equal to the exercise price. The Board has discretionary authority to accept or reject a cash payment request in whole or in part. Stock-based compensation expense is calculated as the amount by which the quoted market price exceeds the option price with ongoing measurement of the outstanding liability. The liability is entitled accrued stock appreciation rights and is classified as a current liability on the consolidated balance sheets. If the holder elects to purchase common shares, the liability is credited to contributed surplus.

Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over the vesting period which is four years. Stock-based compensation expense related to restricted share units is accrued over the term of the vesting period based on the expected market value of the shares when the shares are issued, which generally coincides with the period that vesting occurs (note 14).

Variable interest entities
Accounting Guideline No. 15, "Consolidation of Variable Interest Entities", provides guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities. The guideline requires variable interest entities to be consolidated by the primary beneficiary of the variable interest entities and expands disclosure requirements for both variable interest entities that are consolidated as well as those of which an enterprise holds a significant variable interest.

The Company has a variable interest in KIT Capital Ltda. for which the Company is the primary beneficiary and has consolidated KIT Capital Ltda.'s financial results since its inception date (August 22, 2005) within the consolidated financial statements. As at December 31, 2006, the carrying value of the assets associated with KIT Capital Ltda. included in the consolidated balance sheets was $14,035 (as at December 31, 2005 – nil) and the carrying value of the liabilities was $51,216 (as at December 31, 2005 – nil). For the year ended December 31, 2006, revenues associated with KIT Capital Ltda. included in the consolidated statements of operations were $67,162 (August 22, 2005 to December 31, 2005 – nil) and operating costs included within selling, general and administrative expenses were $67,924 (August 22, 2005 to December 31, 2005 – nil).

Cash and cash equivalents
Cash and cash equivalents consist of cash and short-term interest-bearing deposits with original maturities of 90 days or less at the date of purchase.

Property, plant and equipment
Property, plant and equipment are reported at cost less accumulated amortization. Amortization is calculated using the declining balance method at the annual rates outlined below, which allocates the cost of the property, plant and equipment over their estimated useful lives as follows:

Computer equipment	30%
Infrastructure equipment	30%
Computer software	50%
Furniture and fixtures	20%

Leasehold improvements are amortized over the shorter of their useful lives and the lease term.

Intangible assets
Intangible assets are recorded at cost less amortization. Cost for intangible assets acquired through business combinations represents the fair market value at the date of acquisition. Amortization is calculated using the straight line method over the estimated useful lives of the intangible assets which are as follows:

Contractual agreements	3-4 years
Trademarks, trade names and domain names	2 years

Impairment of long-lived assets
The Company evaluates its property, plant and equipment assets and intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable. Recoverability of these assets is measured by comparison of the carrying amounts to the future estimated undiscounted cash flows expected to be derived from these assets. If these future cash flows are less than the carrying amount of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. The Company has made no adjustments to its long-lived assets in any of the periods presented.

Goodwill
Goodwill represents the excess, at the date of acquisition, of the cost of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. Goodwill is not amortized but is subject to an annual impairment test at the reporting unit level (operating segment or one level below an operating segment) and between annual tests if changes in circumstances indicate a potential impairment. Goodwill impairment is assessed based on a comparison of the fair value of each reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company performs the second step of the goodwill impairment test to determine the amount of the impairment loss. The second step of the impairment test involves comparing the implied fair value of the reporting unit's goodwill with its carrying amount to measure the amount of impairment loss, if any. The Company's impairment test was based on its single operating segment and reporting unit structure. There was no impairment in the year ended December 31, 2006.

Financial instruments
Financial instruments comprise cash and cash equivalents, short-term investments, other receivables, deposits, accounts payable and other accrued liabilities, bank loan, due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue. They have been classified as one of the following, held-for-trading, available-for-sale, held-to-maturity; loans and receivables, or other financial assets and liabilities. Cash and cash equivalents are classified as "held for trading" and are measured at fair value with gains and losses, recognized in the net loss for the period. Short-term investments are classified as "available-for-sale" and are measured at fair value with unrealized gains and losses recognized within accumulated other comprehensive income (loss). Other financial instruments are classified as "held to maturity" and are measured at cost.

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.

Comprehensive loss

Comprehensive loss is defined as the overall change in the net assets of an entity for a period, other than changes attributable to transactions with owners. Major components of comprehensive loss include unrealized gains and losses on financial assets classified as available-for-sale and unrealized foreign currency translation amounts.

Foreign currency translation

Until March 31, 2005, the Company's functional currency was the Canadian dollar. Accordingly, for reporting purposes, the Company translated its Canadian dollar accounts into the United States ["U.S."] reporting currency using the current rate method whereby assets and liabilities are translated at the consolidated balance sheet date exchange rates and revenues and expenses are translated at the average rate for the period. Adjustments resulting from the translation of the consolidated financial statements from their functional currency into U.S. dollars through March 31, 2005 are included within accumulated other comprehensive loss and have not been included in the determination of net loss for the relevant periods.

Beginning April 1, 2005, the Company's functional currency was determined to be the U.S. dollar. This change resulted from several significant economic and operational changes within the Company, including an increase in U.S. dollar vendors, increased U.S. dollar revenues and the movement of certain operations to locations in the United States. The Company's foreign operations are considered to be integrated with the reporting entity and therefore transactions denominated in other than U.S. dollars are translated into U.S. dollars using the exchange rate at the dates they occur. Monetary assets and liabilities denominated in other than U.S. dollars are translated into U.S. dollars at the consolidated balance sheet date exchange rate and any resulting gains or losses are recognized in the net loss for the relevant periods. Non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations were incurred.

Operating leases

The Company leases office space under operating lease agreements with original lease periods up to 5 years. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease term.

Income taxes

Income taxes are accounted for under the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the differences between the financial statement and income tax bases of assets and liabilities, and for operating losses. A valuation allowance is provided for the portion of future tax assets that is more likely than not to remain unrealized. Future tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when these assets or liabilities are expected to be realized or settled.

3. Business Acquisition

On June 11, 2006, the Company completed the acquisition of the assets of HVMedia, Limited ["HVMedia"], a company operating in Trinidad and Tobago offering broadcasting over the Internet targeted to the Caribbean market. The total purchase price of $464,195 consisted of cash consideration of $375,000, of which $25,000 is to be held in escrow for the next 3 years and approximately $89,000 in direct transaction costs including non cash consideration relating to warrants of approximately $19,000. The assets purchased primarily represent agreements with television and radio channels, and right to Internet domain names. In addition, the Company acquired employment contracts for certain employees of HVMedia.

The acquisition has been accounted for using the purchase method, with the results of HVMedia included in the Company's results of operations from the date of acquisition. The allocation of the purchase price to the assets acquired based on fair values is as follows:

	$
Cash acquired	4,126
Amortizable intangible assets:	
Contractual agreements	330,800
Trademarks, trade names and domain names	27,200
Goodwill	102,069
Total assets acquired	464,195

The amortizable intangible assets have useful lives between 2 and 4 years and the goodwill is not deductible for tax purposes.

Further, in connection with the acquisition, two key employees of HVMedia received 75,000 warrants each, with an exercise price of $4.97 [Cdn$5.50] per share. The fair value of these warrants is being recorded as compensation expense over the vesting period of four years. In addition, the Company issued 10,000 warrants to acquire common shares at $6.00 per share to a third party as a finder's fee in connection with the acquisition. The fair value of these warrants has been included in direct transaction costs which are part of the total purchase price.

4. Loss per Share

Loss per share is computed by dividing net loss for the period by the weighted average number of shares outstanding for the period. Diluted loss per share is computed by dividing net loss by the weighted average number of shares outstanding and if dilutive, potential common shares using the treasury stock method. Potential common shares consist of stock options, restricted share units, stock appreciation rights and warrants for each period.

For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company had potential common shares which, due to the losses incurred, were considered anti-dilutive equity instruments. Accordingly, the effect of these instruments has not been reflected in computing diluted loss per share for the year ended December 31, 2006 and the nine months ended December 31, 2005.

The following table summarizes the different potential common shares that were outstanding as of December 31, 2006 and December 31, 2005 but were not included in the computation of diluted net loss as their effect would have been anti-dilutive. See note 14 for additional details.

	2006 \#	2005 \#
Stock options	4,112,059	3,797,757
Restricted share plan units	915,000	840,000
Stock appreciation rights	1,300,000	-
Warrants	1,261,174	200,000

5. Cash and Cash Equivalents

Cash and cash equivalents consist of the following as at December 31 for the following periods:

	2006 $	2005 $
Cash (i)	6,220,296	1,528,070
Money market funds (ii)	15,637,690	964,497
Unrestricted funds held in trust (iii)	78,892	2,982,485
	21,936,878	5,475,052

(i) Of this amount, $1,287,150 (Cdn$1,500,000) is held as security against the bank loan (note 10)

(ii) Money market funds consist of a U.S. ($10,246,347) and a Canadian dollar account (Cdn$6,284,050) which earn interest at approximately 4% to 5%.

(iii) As at December 31, 2006, funds held in trust relate to monies held to fund costs for a subsidiary of the Company and monies held by underwriters to fund future expenditures. There are no restrictions related to monies held in trust. As at December 31, 2005, funds held in trust are related to net proceeds from private placements.

6. Short-term Investments

As at December 31, 2006, short-term investments consisted of investments in equity instruments with a market value of $28,008,115, and a guaranteed investment certificate with a cost plus accrued interest of $107,263 which matures on July 17, 2007 and bears interest at 3.6%.

7. Property, Plant and Equipment

The details of property, plant and equipment and the related accumulated amortization are set forth below as at December 31 for the following periods:

	2006		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	507,217	155,049	352,168
Infrastructure equipment	773,198	139,861	633,337
Computer software	169,614	49,752	119,862
Furniture and fixtures	124,683	14,528	110,155
Leasehold improvements	58,386	4,420	53,966
	1,633,098	363,610	1,269,488

	2005		
	Cost $	Accumulated amortization $	Net book value $
Computer equipment	225,459	80,216	145,243
Infrastructure equipment	220,433	12,226	208,207
Computer software	23,099	7,361	15,738
Furniture and fixtures	18,130	7,624	10,506
	487,121	107,427	379,694

Amortization expense related to the Company's infrastructure equipment for the year ended December 31, 2006 of $127,634 (nine months ended December 31, 2005 - $12,226) is included within direct broadcast operating costs on the consolidated statements of operations.

8. Intangible Assets

The details of intangible assets and the related accumulated amortization are set forth below as at December 31 for the indicated period:

	2006		
	Cost $	Accumulated amortization $	Net book value $
Contractual agreements	330,800	48,967	281,833
Trademarks, trade names and domain names	39,700	9,393	30,307
	370,500	58,360	312,140

Amortization expense related to the Company's contractual agreements with channel partners for the year ended December 31, 2006 of $35,959 [nine months ended December 31, 2005 – nil] is included within direct broadcast operating costs on the consolidated statements of operations.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense over the next five years is as follows:

	$
2007	104,683
2008	97,165
2009	78,075
2010	31,592
2011	625

9. Other Assets

Other assets are comprised of long-term deposits related to rental premises, charge cards and other miscellaneous deposits.

10. Bank Loan

The Company has a $1,287,150 [Cdn$1,500,000] credit facility with a Canadian chartered bank in order to finance general corporate requirements, which has been fully drawn upon as of December 31, 2006. The loan is repayable on demand and bears interest at prime [6% as of December 31, 2006]. The loan is fully secured by cash in the amount of $1,287,150 [Cdn$1,500,000]. Subsequent to December 31, 2006, this loan has been fully repaid.

11. Due to Related Parties

The Company has entered into certain transactions and agreements in the normal course of operations with certain of its related parties as follows.

[i] Patstar Inc.
On occasion, Patstar Inc., a company controlled by the Company's current Chief Executive Officer and Chairman of JumpTV, receives reimbursement of expenditures incurred on behalf of JumpTV or by employees of JumpTV. The nature of these reimbursements relates to expenses that the Company has incurred in the normal course of business. The balances owing to Patstar Inc. related to these reimbursements outstanding as at December 31, 2006 and December 31, 2005 were $14,676 and $138,323, respectively. In addition, for the year ended December 31, 2006 and for the nine months ended December 31, 2005, included in the Company's selling, general and administrative expenses was rent expense of $47,818 and $42,416, respectively, that was paid to Patstar Inc. for the use of office space. All reimbursements and rent expense are recorded at the exchange amount.

[ii] Other related party transactions
On May 20, 2005, the Company entered into a consulting agreement for ongoing business and operations related to online television broadcasting with the former Chief Executive Officer of the Company for a term of four years ending May 20, 2009 at a cost of $150,000 per year with an annual bonus payable in cash and/or options at the sole discretion of the Company. During the year ended December 31, 2006, the Company paid and expensed $75,000 related to this consulting agreement [nine months ended December 31, 2005 – $87,500] which is included within selling, general and administrative expenses. On January 24, 2006, this consulting agreement was terminated and the Company paid a termination fee of $162,000 which is also included in selling, general and administrative expenses for the year ended December 31, 2006.

During the nine months ended December 31, 2005, the Company paid and expensed $950,000, regarding a bandwidth settlement, to a company owned by the former Chief Executive Officer of the Company. The expense is included in direct broadcast operating costs on the consolidated statements of operations for the nine months ended December 31, 2005.

As at December 31, 2005, a contract with one of the Company's bandwidth and Internet hosting service providers was held with a company controlled by the President of the Company. All amounts paid to this bandwidth and Internet hosting service provider were paid directly by the Company to the service provider and such amounts are included in direct broadcast operating costs on the consolidated statements of operations. During the year ended December 31, 2006, this contract was transferred to JumpTV from a company controlled by the President of the Company.

12. Commitments and Contingencies

Commitments

The Company has operating lease commitments for its premises in New York, United States, Mississauga and Toronto, Canada, Bogota, Colombia, Dubai, United Arab Emirates, Kingston, Jamaica, Kampala, Uganda and Singapore. In addition, the Company has operating leases for certain computer hardware and infrastructure equipment. Furthermore, the Company has marketing and content license fee commitments to channel partners. Future minimum annual payments per fiscal year (exclusive of taxes, insurance and maintenance costs) under these commitments are as follows:

	Marketing and license fees $	Operating leases $
2007	910,194	1,585,172
2008	731,024	1,073,736
2009	860,000	557,997
2010	208,500	490,597
2011	-	976,457
Thereafter	-	282,628
	2,709,718	4,966,587

As at December 31, 2006, the Company has the following outstanding letters of credit:

(i) $300,000 to secure the Company's obligations under an agreement entered into with an equipment financing company as described below (the "Equipment Lease"). The Equipment Lease, dated July 27, 2006, provides for an uncommitted leasing facility allowing the Company to purchase up to $650,000 worth of equipment which the Company will be obligated to repay by way of monthly payments. As at December 31, 2006, the Company has drawn upon $226,141 (Cdn$255,743) under this facility through equipment purchases.

(ii) $375,000 to secure the Company's obligations under certain corporate credit card accounts.

Contingencies

During the ordinary course of business activities, the Company may be contingently liable for litigation and a party to claims. Management believes that adequate provisions have been made in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of any such contingencies will not have a material adverse effect on the consolidated financial position, results of operations and cash flows of the Company.

13. Share Capital

Share capital consists of the following:

	December 31, 2006 $	December 31, 2005 $
Authorized		
Unlimited common shares, voting, no par value, discretionary non-cumulative dividend [2]		
Unlimited Class A common shares, voting, no par value, discretionary non-cumulative dividend [2]		
Unlimited Class B common shares, non-voting, no par value, discretionary non-cumulative dividends to a maximum annual amount equal to 8% of stated Class B capital [3]		
One Class C common share, non-voting, no par value, non-transferable and non-assignable, right to appoint one director to the board [1]		
Unlimited Class 1 Preference Shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Unlimited Class 2 Preference Shares, non-voting, no par value, discretionary partly cumulative or non-cumulative dividends		
Issued and outstanding		
Common shares		
December 31, 2006: issued and outstanding: 34,821,121 (December 31, 2005: nil)	75,227,648	-
Class A common shares		
December 31, 2006: issued and outstanding: nil (December 31, 2005: 16,245,556)	-	9,744,083
Class C common share		
December 31, 2006: issued and outstanding: nil (December 31, 2005: 1)	-	1
	75,227,648	9,744,084

On September 2, 2005, the Company's Board of Directors authorized a 10-for-1 stock split of the Class A common shares. The stock split was effective on September 2, 2005 and the historical information disclosed within these consolidated financial statements and related notes has been adjusted retroactively to account for the stock split.

(1) On May 26, 2006, the Company filed Articles of Amendment to cancel its Class C common share.

(2) On July 7, 2006, the Company issued a Certificate of Arrangement giving effect to a plan of arrangement, pursuant to which (i) the authorized capital of JumpTV was increased by creating an unlimited number of common shares (ii) each Class A share was exchanged for one common share, and (iii) the Class A shares of JumpTV were cancelled

(3) On July 20, 2006, the Company issued a Certificate of Amendment cancelling JumpTV's existing class of Class B shares.

During the year ended December 31, 2006, the Company completed the following issuances of its Class A and common shares, excluding issuances relating to stock options, warrants and restricted share plan units [note 14]:

Date	#	$
February 8, 2006	566,000	1,415,000
February 9, 2006	600,000	1,500,000
February 17, 2006	513,000	1,282,500
February 28, 2006	1,054,000	2,617,811
March 14, 2006	13,734	34,335
March 31, 2006	287,250	1,149,000
July 10, 2006	32,800	180,400
August 10, 2006	12,000,000	48,528,346
August 30, 2006	1,273,500	5,707,632
	16,340,284	62,415,024

On August 10, 2006, in connection with the initial public offering ["IPO"] of the Company, the Company issued 13,273,500 common shares for net proceeds of $55,630,291 including the underwriters' over-allotment option.

14. Stock Option and Stock-Based Compensation Plans

(a) Stock option plans
2000 stock option plan [the "Old Plan"]

Effective July 2000, the Company sponsored a Directors, Officers, Employees and Consultants Stock Option Plan [the "Old Plan"], the purpose of which was to encourage directors, officers, employees and consultants to provide ongoing management or consulting services essential to the success of JumpTV.

The Old Plan allows for the Chief Executive Officer to determine the employees eligible for a grant of options and the number of shares, exercise price, vesting period and effective dates of the options. The options granted, since inception of the Old Plan, expire between five years and 10 years after the date on which the option is granted. The vesting periods of the options range from immediate to 10 years as determined by the Company's Chief Executive Officer. There was no limit of stock options that can be issued under the Old Plan.

A summary of stock option activity under the Old Plan is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2005	2,073,106	0.36
Exercised	(1,772,420)	0.34
Cancelled	(300,686)	0.43
Outstanding, December 31, 2006	–	–

No additional stock options can be issued under this Old Plan.

2005 stock option plan [the "New Plan"]

On September 2, 2005, a new stock option plan [the "New Plan"] was created that applies to all future grants of options to directors, officers, employees and consultants of the Company or any entity controlled by the Company. The exercise price for any option granted under the New Plan will be determined by the 5-day average closing price of the Company's common shares prior to the date of grant but cannot be less than such a price. Prior to the Company completing its initial public offering, the exercise price of any stock options granted under the New Plan was determined by the Company's Board of Directors. Options are exercisable during a period established at the time of their grant provided that such period will expire no later than five years after the date of grant, subject to early termination of the option in the event the holder of the option dies or ceases to be a director, officer or employee of the Company or ceases to provide ongoing management or consulting services to the Company or entity controlled by the Company. The maximum number of common shares issuable upon exercise of options granted pursuant to the New Plan is equal to the greater of [i] 4,000,000 common shares, and [ii] 12.5% of the number of issued and outstanding common shares.

A summary of stock option activity under the New Plan is as follows:

	#	Weighted average exercise price $
Outstanding, December 31, 2005	1,724,651	1.80
Granted	2,670,963	3.95
Exercised	(39,275)	2.89
Cancelled	(244,280)	3.69
Outstanding, December 31, 2006	4,112,059	3.07

The following table summarizes stock option information of the New Plan as at December 31, 2006:

Exercise price $	Number of stock options outstanding #	Weighted average remaining contractual life (years)	Number of stock options exercisable #
1.80	1,662,254	3.38	649,286
2.50	1,289,501	4.23	284,876
4.00	316,627	4.26	49,824
5.00	100,000	4.61	8,333
5.82	100,000	4.68	6,250
6.00	171,177	4.37	26,714
6.08	111,000	4.84	6,938
6.43	301,500	4.94	—
7.16	60,000	4.85	1,250
	4,112,059	3.99	1,033,471

For all periods presented, the Company has applied the fair value recognition provisions of Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-Based Compensation and Other Stock-based Payments". In accordance with the provisions of Section 3870, amounts of $1,231,434 and $190,712 were recorded for total stock-based compensation expense related to stock options for the year ended December 31, 2006 and the nine months ended December 31, 2005, respectively. The weighted average exercise price of options exercisable as of December 31, 2006 was $2.29.

The weighted average fair value of all stock options granted during the year was $2.14 (December 31, 2005 - $1.00) based on the following assumptions for each respective period:

	Year ended December 31, 2006	Nine months ended December 31, 2005
Weighted average		
Exercise price of stock options granted	$3.95	$1.80
Expected volatility	72%	72%
Risk-free interest rate	4.52%	4.13%
Expected lives (years)	4	4
Dividend yield	nil	nil

In addition, the following table provides additional information on the options that were granted during the year:

Exercise Price of the Option	Weighted average exercise price $	Weighted average fair value $
Exercise price = Grant date fair value	2.97	1.70
Exercise price < Grant date fair value	5.96	3.58
Exercise price > Grant date fair value	6.34	2.98

b) Restricted share plan

On September 2, 2005, the Board of Directors approved a restricted share plan ("Restricted Share Plan") that applies to all future grants of restricted shares to employees and consultants of the Company. Restricted share units give the holder the right to one common share for each vested restricted share plan unit. These awards vest on a monthly basis over a 48-month period. The maximum number of restricted shares issuable shall be no greater than the equivalent of 1,000,000 common shares.

A summary of restricted share activity under the Restricted Share Plan is as follows:

	#
Outstanding, December 31, 2005	840,000
Granted	150,000
Cancelled	(75,000)
Outstanding, December 31, 2006	915,000

(i) Restricted Share Plan units granted during the nine months ended December 31, 2005 commenced vesting on January 1, 2006.

During the year ended December 31, 2006, and the nine months ended December 31, 2005, the Company recognized stock-based compensation expense of $1,631,382 and nil, respectively, related to its Restricted Share Plan. In addition, the Company issued restricted stock units with a fair value of $26,622 which will be expensed in 2007. Prior to the IPO on August 10, 2006, stock-based compensation expense was based on the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, compensation expense was determined based on the Company's closing market price on the TSX as at December 29, 2006 was $6.39 (Cdn$7.45) per common share. During the year ended December 31, 2006, 323,586 Restricted Share Plan units were vested and issued for common shares of the Company.

c) Warrants

The Company issued warrants that are convertible into common shares of the Company as follows:

On September 2, 2005, the Company granted 100,000 warrants to one of its directors related to consulting services provided. The warrants have an exercise price of $1.80 and vest monthly over a 48-month period. The warrants expire on September 2, 2009. The weighted average fair value of the warrants was estimated to be $1.02 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.85%, volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $101,600 is being expensed over the period of service which is estimated to be four years. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $25,400 and $13,222, respectively, which are included within stock-based compensation expense on the consolidated statements of operations.

In connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase common shares of the Company. The warrants have an exercise price of $1.80 and vested immediately upon grant. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $1.03 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.49%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $102,670 is capitalized and will be amortized to direct broadcast operating costs over the 35-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $35,198 and $5,867, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

The Company is obligated to pay the channel partner an additional $3.00 less the exercise price of $1.80 ($120,000 in total) upon the channel partner surrendering for any unexercised warrants as at September 30, 2008. As at December 31, 2005, the Company accrued for the $120,000 within accrued license fees on the consolidated balance sheets and within direct broadcast operating costs on the consolidated statements of operations. During the year ended December 31, 2006, the Company reversed this accrual within direct broadcast operating costs upon the channel partner exercising all 100,000 warrants.

On June 5, 2006, the Company amended the terms of this channel partner agreement such that the Company was required to complete an IPO by August 15, 2006 as opposed to the original agreed upon date of June 30, 2006. In consideration of this amendment, the Company issued to the channel partner 7,500 warrants with an expiry of 5 years from the date of issuance at an exercise price of $6.00 per warrant.

On May 31, 2006, as part of the HVMedia asset purchase, two key employees of HVMedia received 75,000 warrants each at an exercise price of $4.97 (Cdn$5.50) per warrant (note 3).

On August 10, 2006, the Company issued 663,674 warrants to its underwriters at an exercise price of $5.00 (Cdn$5.50) per warrant. Each warrant is exercisable into one common share of the Company and expires within two years. The fair value of these warrants in the amount of $1,394,313 has been recorded in share capital as a share issue cost.

On November 30, 2006, in connection with the Company obtaining broadcast rights from a channel partner, the Company issued 100,000 warrants to purchase common shares of the Company. The warrants have an exercise price of $6.23 which were 6/48ths vested on November 30, 2006 and vest 1/48 per month subsequently. The warrants expire five years from the date of grant. The weighted average fair value of the warrants was estimated to be $3.62 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.45%; volatility of 72%; expected life of four years; and dividend yield of 0.0%. The total estimated fair value of $361,530 is being expensed to direct broadcast operating costs on the consolidated statements of

operations over the 48-month term of the related agreement. For the year ended December 31, 2006 and the nine months ended December 31, 2005, the Company expensed $52,722 and nil, respectively, which are included within direct broadcast operating costs on the consolidated statements of operations.

In addition, during 2006, the Company issued 230,000 warrants to members of the Advisory Board of the Company at exercise prices of $4.00 to $6.00 per warrant. Each warrant is exercisable into one common share of the Company, vests over four years and expires after five years. The total estimated value of these warrants of $350,449 will be recorded to stock-based compensation expense over the 48-month vesting period of these warrants.

The total stock-based compensation expense related to warrants expensed during the year ended December 31, 2006 and the nine month period ended December 31, 2005 was $146,776 and $13,222, respectively.

The fair value of warrants was determined using the Black-Scholes option pricing model.

The following table summarizes the warrant information as at December 31, 2006:

Exercise price $	Number of warrants outstanding #	Weighted average remaining contractual life (years)	Number of warrants exercisable #
1.80	100,000	2.75	37,500
4.00	100,000	4.25	18,438
4.97	150,000	4.44	18,750
5.00	663,674	1.61	663,674
6.00	147,500	4.31	33,438
6.23	100,000	4.92	14,583
	1,261,174	2.82	786,383

The weighted fair value of the warrants granted during the year was $2.08 (December 31, 2005 – $1.02) based on the following assumptions for each respective period.

	Year ended December 31, 2006	Nine months ended December 31, 2005
Weighted average		
Exercise price of warrants granted	$5.14	$1.80
Expected volatility	72%	72%
Risk-free interest rate	4.80%	4.17%
Expected lives (years)	4	4
Dividend yield	nil	nil

(iv) Stock appreciation rights plan

On September 2, 2005, the Company established a stock appreciation rights plan ("SARS Plan"). The maximum number of units that can be granted under the SARS Plan is equivalent to the greater of 1,500,000 or 5% of the aggregate number of issued and outstanding common shares. The exercise price shall be determined by the Board of Directors at the time of grant but in no event shall the exercise price be lower than the market price of the common shares at the time of the grant. Each unit granted under the SARS Plan has a maximum life of five years from the date of the grant. The SARS Plan provides the unitholder the right to settle the award as follows:

(1) Receive cash compensation less the exercise price or to purchase or receive an equivalent number of common shares, less the exercise price;

(2) In lieu of receiving a cash settlement, the unitholder can elect to receive a number of common shares equal to the fair value of the common shares less the exercise price divided by the market value of the common shares from treasury; or

(3) Elect to pay the Company the exercise price and receive common shares equal to the number of units granted under the SARS Plan from treasury.

The Board has discretionary authority to accept or reject a cash payment request in whole or in part.

During the year ended December 31, 2006, the Company granted 1,300,000 units under the SARS Plan at a weighted average exercise price of $4.15.

Prior to the IPO on August 10, 2006, stock-based compensation expense was based on the change in the fair value of the Company's common shares as indicated through the most recent common share issuances. After August 9, 2006, stock-based compensation expense was determined based on the Company's closing market price on the TSX which as at December 29, 2006 was $6.39 (Cdn$7.45) per common share. Accordingly, the Company recognized stock-based compensation expense of $1,087,760 for the year ended December 31, 2006 related to outstanding units granted under the Company's SARS Plan. No stock-based compensation expense had been recognized in previous periods.

In summary, as at December 31, 2006 and December 31, 2005, the number of common shares of the Company reserved for issuance is as follows:

	Exercise price $	Expiry/ vesting	As at December 31, 2006 #	As at December 31, 2005 #
Stock options				
2000 stock	0.06 – 0.09	October 2007 – December 2008	–	143,316
option plan	0.16 – 0.24	February 2006	–	29,790
(note 14(i))	0.25 – 0.36	August 2007	–	400,000
	0.37 - 0.50	April 2009 - September 2014	–	1,500,000
2005 stock	1.80	June 2006 – November 2010	1,662,254	1,724,651
option plan	2.50	March 2011	1,289,501	–
(note 14(i))	4.00	April 2011	316,627	–
	5.00	August 2011	100,000	–
	5.82	September 2011	100,000	–
	6.00	April 2011 – June 2011	171,177	–
	6.08	November 2011	111,000	–
	6.43	December 2011	301,500	–
	7.16	November 2011	60,000	–
Restricted share units (note 14(ii))	–	July 2009 – March 2010	915,000	840,000
Warrants (note 14(iii))	1.80 - 6.23	September 2009 – November 2011	1,261,174	200,000
Stock appreciation rights (note 14(iv))	4.00 - 6.00	April 2011	1,300,000	–
			7,588,233	4,837,757

15. Supplemental Cash Flow Information

During the year ended December 31, 2006 and the nine months ended December 31, 2005, there were no interest or taxes paid by the Company.

Excluded from the consolidated statements of cash flows are the following non-cash transactions:

For the year ended December 31, 2006:

(i) reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options and warrants of $517,156.

For the nine months ended December 31, 2005:

(i) issuance of 100,000 common share warrants with an estimated fair value of $102,670 to a channel partner (note 14(e)).

(ii) reclassification of amounts from contributed surplus to share capital in regards to the exercise of stock options of $67,799.

(iii) issuance of 105,000 stock options to a director of the Company with an estimated fair value of $80,346 related to the issuance of common shares (note 14(i)).

(iv) issuance of 3,000,000 common shares upon conversion of the special warrants for $750,000 (note 14(d)).

16. Income Taxes

Future income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's future tax assets and liabilities are as follows:

	2006 $	2005 $
Tax basis in excess of book value	3,507,144	39,077
Non-capital loss carryforwards	7,302,206	1,786,278
Total future tax assets	10,809,350	1,825,355
Valuation allowance for future tax assets	(10,809,350)	(1,825,355)
Net future tax asset	-	-

The reconciliation of income taxes at the statutory rates of 33% and 35%, respectively to the provision for income taxes is as follows:

	Year ended December 31, 2006 $	Nine months ended December 31, 2005 $
Income tax recovery at combined federal and provincial rate	(8,432,093)	(1,618,224)
Stock-based compensation	1,352,126	66,883
Non-deductible items	28,372	5,680
Amortization of intangible assets	14,590	-
Reserves	15,510	19,835
Foreign losses not benefited	804,324	-
Foreign tax rate differential	(123,906)	-
Revaluation of future tax assets (impact of rate adjustment)	109,505	(32,715)
Valuation allowance	6,276,872	1,575,341
	45,300	16,800

The Company has approximately Cdn$22,128,000 in Canadian non-capital tax losses available to be applied against future years' income which expire as follows:

	Canadian $
2008	230,000
2009	316,000
2010	198,000
2011	-
2012 to 2026	21,384,000
	22,128,000

Due to the losses incurred since inception and expected future operating results, in accordance with CICA Handbook Section 3465, "Income Taxes", a 100% valuation allowance has been recorded against the Company's future tax assets as it is more likely than not that the future tax asset resulting from the tax losses available for carryforward will not be realized through the reduction of future income tax payments.

17. Financial Instruments

The Company's financial instruments are comprised of cash and cash equivalents, other receivables, deposits, accounts payable and other accrued liabilities, a bank loan, amounts due to related parties, accrued license fees, accrued professional fees, accrued stock appreciation rights and deferred revenue.

Fair value of financial instruments

Fair value of a financial instrument is defined as the amount for which the instrument could be exchanged in a current transaction between willing parties. The estimated fair value of our financial instruments approximates their carrying value due to the short maturity term of these financial instruments.

Risks associated with financial instruments

(i) Currency risk

The Company's activities which result in exposure to fluctuations in foreign exchange rates consist of its customer billings being in U.S. dollars and the majority of expenses being paid in foreign currencies. The Company does not use derivative financial instruments to reduce its currency risk.

(ii) Supplier risk

For the year ended December 31, 2006, approximately 30% (nine months ended December 31, 2005 – 40%) of channel license fees were paid to two channel partners.

(iii) Interest rate risk

The Company is exposed to interest rate risk on its invested cash and cash equivalents and its bank loan. The interest rates on these instruments are based on the bank's prime rate and therefore are subject to change with the market. The Company does not use derivative financial instruments to reduce its interest rate risk.

18. Segmented Information

The Company has one operating segment and one reportable segment, online broadcasting of international ethnic television channels over the Internet on a subscription basis. Substantially all of the operations of the Company are directly engaged in or support this operating segment.

The following table presents the Company's revenue by geographical region based on location of the Company's subscribers:

	Year ended December 31, 2006 %	Nine months ended December 31, 2005 %
United States	53	56
Europe	23	21
Canada	10	11
Rest of world	14	12
	100	100

The following table presents the geographical location of the Company's long-lived assets:

	December 31, 2006 %	December 31, 2005 %
United States	24	37
Europe	8	27
Canada	39	28
Trinidad and Tobago	25	–
Rest of world	4	8
	100	100

19. Subsequent Events

(i) On January 5, 2007, the Company completed the acquisition of all of the outstanding shares of Sports International Group LLC, the owner of www.SportsYa.com. Pursuant to this acquisition, the Company issued a total of 571,345 common shares. These shares have been listed on the TSX and have been admitted for trading on AIM.

(ii) On February 23, 2007, the Company issued 13,043,479 common shares for total proceeds of approximately $101,000,000 (approximately Cdn$117,000,000). The net proceeds of this issue are estimated to be approximately $93,000,000 net of the estimated issue expenses and underwriters' fees.

Corporate Governance

JumpTV is committed to strict corporate governance principles and compliance with all industry governance standards.

Information concerning JumpTV's corporate governance practices is contained in JumpTV's Management Information Circular and is also available by visiting the Investor Relations section of JumpTV's website (www.jumptv.com).

Committees of the Board of Directors

Audit Committee
Curt Marvis (Chair)
Lorne Abony
James McNamara

Compensation Committee
Mark Amin (Chair)
Lorne Abony
Curt Marvis

Mergers and Acquisitions Committee
Lorne Abony (Chair)
Mark Amin
James McNamara

Selected Advisory Board Members


Gabriel A. Battista
Chairman of the Board
Talk America


Bruce Moggin
Founder and Principal
H.A.M. Media Group


Jon Feltheimer
Chief Executive Officer
Lionsgate Entertainment


Gary Slaight
Chief Executive Officer
Standard Broadcasting


Andy Kaplan
President
International Networks,
Sony Pictures Television


Christiane zu Salm
Founder & CEO
About Change
Ventures GmbH

Board of Directors

Non-executive Board Members


Lorne Abony (Vice Chairman)
Chief Executive Officer, Fun Technologies
Fun Technologies (AIM FUN, TSX FUN) one of the world's leading online casual games providers. Co-founder and former President of "Petopia.com". Practiced corporate and securities law at Aird & Berlis LLC (Toronto). Director of Betbull plc and former director of CryptoLogic Inc.


Mark Amin
Vice Chairman, Lionsgate Entertainment
Lions Gate Entertainment is one of the leading independent producers and distributors of films in the United States and has been responsible for distributing many acclaimed films such as Crash, Fahrenheit 9/11 and Saw. Chairman and Chief Executive Officer of Sobini Films. Chairman of CinemaNow. Member of the Academy of Motion Picture Arts and Sciences and the Academy of Television Arts and Sciences.


Curt Marvis
Chief Executive Officer, CinemaNow
CinemaNow is a global leader in broadband VoD. Past President of 7th Level Inc. (now Learn2.com NASDAQ: LTWO). Co-founder of Powerhouse Entertainment. CEO of The Company, a production company for music videos, concerts, home videos and commercials.


James M. McNamara
Founder and Chairman, Panamax Films
Panamax produces films in Spanish and English for the US Latino and greater Latin American audiences. Former President and Chief Executive Officer of Telemundo, the second largest Spanish language TV network in the US. Former President of Universal Television Enterprises which owns and operates broadcast television and radio stations in nine European countries. Former CEO of New World Entertainment. Former Director of Scandinavian Broadcasting Systems.

Executive Board Members


G. Scott Paterson (Chairman)
Chairman and Chief Executive Officer, JumpTV
Chairman of JumpTV since January 2002, CEO since May 2005. Former Chairman, President and CEO of Yorkton Securities, which was Canada's largest technology and media investment bank from 1995 to 2001. Director of Lions Gate Entertainment (NYSE LGF) and chair of its Audit Committee. Director of Rand A Technologies (TSX:RND) and Chairman of Automated Benefits (TSXV:AUT). Past Chairman of the Toronto Venture Exchange and former Vice-Chairman of the Toronto Stock Exchange.


Kaleil Isaza Tuzman
President and Chief Operating Officer, JumpTV
Also serves as CEO of JumpTV International. Former Chairman and CEO of KPE, Inc., a leading digital media services company. Served as Managing Partner of Recognition Group, a New York-based merchant banking firm. Former Chairman and CEO of software firm govWorks, Inc. Former member of Goldman Sachs' risk arbitrage team. Served as U.S. trade mission representative for Clinton and Bush Administrations.


DAY SHIFT

JumpTV's global team spans five continents and provides 24-hour coverage in areas such as customer support, stream monitoring, programming, network operations and engineering. JumpTV currently has principal or representative offices in Toronto, Dubai, London, Bogotá, Amman, Buenos Aires, Singapore, Kampala and Sofia – as well as agents or representatives in over 12 additional countries. JumpTV's dynamic team mirrors the diaspora we serve with more than 40 nationalities and 30 languages represented.



Kampala, Uganda
JumpTV's "African" team supports channel management, content and subscriber acquisition efforts in both Sub-Saharan Africa and the English and French-speaking Caribbean.



Bogotá, Colombia
JumpTV's Latin America team supports channel management, content and subscriber acquisition efforts in both Latin America and the Spanish-speaking Caribbean.



Miami, Fl.
Diego Victoria, General Manager of SportsYa, with Daniel Canel, Chairman of JumpTV's Latin American operations.

Buenos Aires, Argentina



Some of the team behind JumpTV's leading Hispanic sports portal, www.SportsYa.com.


NIGHT SHIFT



Singapore, Singapore
JumpTV's Asia Pacific team supports channel management content and subscriber acquisition efforts in the region.

Minsk, Belarus
JumpTV's offshore team of dedicated programmers and quality assurance engineers.





Dubai, UAE
Sila Celik, Group Head of Content Acquisition, Programming & Marketing with JumpTV's General Manager of Asia Pacific, Kevin Foong, and the Middle East and North Africa's General Manager, Amir Hegazi.



Amman, Jordan
JumpTV's Middle East and North Africa team supports channel management, content and subscriber acquisition efforts in the region.

Investor Information

Listings
JumpTV's common shares are listed on the TSX and AIM under the symbol JTV.

Transfer Agent
Computershare Trust Company of Canada,
100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1

Auditors
Ernst & Young LLP

AIM Nominated Advisor
Canaccord Adams
Chris Bowman
Telephone. +44 (0) 20.7050.6500
Chris.Bowman@CanaccordAdams.com

Further Information and Inquiries
Financial analysts, portfolio managers, other investors and interested parties may visit JumpTV's website (www.jumptv.com) or contact:

Alex Mackey
Chairman
Catullus Consulting
Office. +44.20.7736.2938
Email: alex.mackey@catullusconsulting.com

JumpTV Corporate Office
463 King St. West, Suite 300
Toronto, Ontario
M5V 1K4
Telephone: 647.426.1300
Fax. 416.849.3700

Currency
All currency amounts shown in US dollars unless otherwise noted.

Forward Looking Statements and Risk Factors
This annual report contains forward looking statements reflecting expectations with respect to JumpTV's performance. All forward looking information is inherently uncertain and actual results may differ materially from the forward looking information. For a discussion of factors that may affect actual results, including general and specific risk factors that may affect JumpTV, see the sections of the 2006 MD&A entitled "Cautions regarding forward looking statements" and "Risk Assessment."

Annual Meeting
Our annual and special meeting of shareholders will be held on May 15, 2007 at 9:30 a.m. (EST)
The Rosewater Room
19 Toronto St., Toronto, Ontario Canada
We extend a warm invitation to all of our shareholders.

Albania ◦ ALSAT ◦ **Argentina** ◦ Canal 9 ◦ El Gourmet ◦ Solo Tango ◦ Telefe Internacional ◦ **Bahrain** ◦ Bahrain TV ◦ Bahrain Sports Channel ◦ **Bangladesh** ◦ Channel S ◦ Banglavision ◦ Bosshakhi ◦ Channel i ◦ nTV ◦ RTV ◦ **Barbados** ◦ Channel 8 ◦ **Benin** ◦ ORTB ◦ **Bolivia** ◦ COTAS ◦ ATB ◦ Bolivision ◦ PAT ◦ Red Uno ◦ **Bosnia & Herzegovina** ◦ ATV ◦ **Botswana** ◦ GBC ◦ **Brazil** ◦ Amazon Sat ◦ Band News ◦ Band Sports ◦ Canal 13 ◦ Canal 21 ◦ Rede Gospel ◦ **Chile** ◦ Mega ◦ Canal 21 Multiglobal ◦ Canal 5 ◦ UTV ◦ TV Chile ◦ TVD ◦ VTP ◦ **China** ◦ Hwazan TV ◦ TVB Xing He ◦ TVBS-E ◦ **Colombia** ◦ Teleamiga ◦ Telemedellin ◦ Televida ◦ Cabienoticias ◦ Canal 13 ◦ Canal Capital ◦ Canal Internacional del Humor ◦ Canal TRO ◦ Caracol Internacional ◦ El Kanal ◦ Paisa Deportes ◦ Paisa Vision ◦ Ritmo TV ◦ RumbaTV ◦ SalsaTV ◦ Teleantioquia ◦ Telecafe ◦ Telecaribe ◦ Telepacifico ◦ Telepasto ◦ **Croatia** ◦ OTV ◦ **Cyprus** ◦ Delta TV ◦ Sat 7 ◦ **Dominican Republic** ◦ VegaTV ◦ Antena Latina Internacional ◦ Carivision Internacional ◦ CDN ◦ CTN ◦ Digital 15 ◦ Sports Vision Canal 35 ◦ Telefuturo Canal 23 ◦ Telemicro Canal 5 ◦ Teleuniverso ◦ **Ecuador** ◦ TeleSucesos ◦ TV Satelital ◦ **Egypt** ◦ Melody Channel ◦ Osort TV ◦ **El Salvador** ◦ Megavision ◦ **Ethiopia** ◦ Ethiopian TV ◦ **Georgia** ◦ GTV ◦ **Greece** ◦ Channel 10 ◦ Cosmos TV ◦ Hydra TV ◦ Magic TV ◦ Sigma TV ◦ **Guatemala** ◦ TVS Deportes ◦ Vea Canal ◦ **Guyana** ◦ CNS ◦ NCN TV ◦ RTN ◦ VCT Network ◦ **Haiti** ◦ Canal 11 ◦ RHN ◦ **Honduras** ◦ 54TV ◦ Telered ◦ **Hungary** ◦ Cool TV ◦ RTL Klub ◦ **India** ◦ Amrita ◦ BL TV ◦ Bollywood tv ◦ Makkal TV ◦ Masti TV ◦ Oasvath TV ◦ Tamilan ◦ Tara Music ◦ Tara News ◦ Win TV ◦ ASC Film ◦ Balle Balle ◦ India TV News ◦ Jaya TV ◦ Kairali TV ◦ People TV ◦ Punjab Today ◦ S1 News ◦ Sahara Filmy ◦ Sahara One ◦ Sahara Samay ◦ SET Asia ◦ **Indonesia** ◦ MetroTV ◦ TVRI ◦ **Iran** ◦ IPN ◦ Iranian Cinema Channel ◦ Melli Fashion ◦ Melli TV ◦ Tamasha TV ◦ **Iraq** ◦ Al Baghdadia ◦ Al Fayhaa ◦ Alhurra ◦ Alsumaria TV ◦ Ashur TV ◦ Baghdad Satellite TV ◦ Rotana Satellite TV ◦ **Jamaica** ◦ CVM ◦ Hype TV ◦ TVJ ◦ **Jordan** ◦ ATV ◦ SmartsWay Channel ◦ **Kenya** ◦ Family TV ◦ KBC Channel 1 ◦ **Korea** ◦ Arirang TV ◦ The Korean Channel ◦ **Kuwait** ◦ Al Watan ◦ Al Rai TV ◦ **Lebanon** ◦ LTV ◦ Future TV ◦ Heya TV ◦ M Live ◦ **Macedonia** ◦ ALSAT M ◦ Orbis TV ◦ VTV ◦ **Madagascar** ◦ MBS ◦ TV Plus ◦ **Mexico** ◦ Canal 22 ◦ CBTV ◦ 090 ◦ Multimedios TV ◦ Telenitno ◦ Televisora del Pacifico ◦ **Morocco** ◦ 2M ◦ **Mozambique** ◦ RTP Africa ◦ **Nepal** ◦ Avenues Television ◦ Nepal 1 ◦ **Nicaragua** ◦ 100% Noticias ◦ ESTV Canal 11 ◦ Telenica - Canal 8 ◦ **Nigeria** ◦ DITV ◦ Galaxy Television ◦ GTV ◦ Silverbird TV ◦ Channels TV ◦ Lagos TV ◦ MITV ◦ **Pakistan** ◦ Rung TV ◦ Zam TV ◦ Aaj TV ◦ APNA TV ◦ Hum TV ◦ Kashish ◦ Kook TV ◦ KTN ◦ KTN News ◦ Roshni TV ◦ Sindh TV ◦ TV One ◦ **Palestine** ◦ PBC-TV ◦ **Pan Arab** ◦ ABC ◦ Al Arabiya ◦ Aflam Channel ◦ Aljazeera ◦ Aljazeera English ◦ ANN ◦ ATC ◦ ATTV ◦ Escape Music Channel ◦ MBC1 ◦ **Pan Latin America** ◦ ENYE TV ◦ Mundo Hispano TV ◦ **Paraguay** ◦ Canal 2 Red Guarani ◦ El Trece ◦ **Peru** ◦ America TV ◦ Frecuencia Latina ◦ Panamericana ◦ Peru TV ◦ **Philippines** ◦ Divine Mercy Channel ◦ Living Asia Channel ◦ Mabuhay Channel ◦ Net 25 Channel ◦ **Portugal** ◦ RTP Internacional ◦ **Puerto Rico** ◦ CDM Internacional ◦ **Romania** ◦ Money Channel ◦ BTTV ◦ Prima TV ◦ ProTV International ◦ Realitatea TV ◦ **Russia** ◦ NTV Mir ◦ RTR Planeta ◦ **Rwanda** ◦ TV Rwanda ◦ **Saudi Arabia** ◦ Al Fajr ◦ Shababiyah ◦ **Serbia & Montenegro** ◦ ART Televizija ◦ BOTV ◦ MBC ◦ NTV Montena ◦ RTCG ◦ TV Jesenjin ◦ TV Iouta ◦ **Seychelles** ◦ Al Qamar ◦ **Sierra Leone** ◦ SLBS ◦ **Spain** ◦ Canal Vasco ◦ EITB ◦ RTVV ◦ TVE ◦ **Sri Lanka** ◦ Derana ◦ **Sudan** ◦ Sudan TV ◦ **Syria** ◦ Sham TV ◦ **Tanzania** ◦ Channel 10 ◦ Star TV ◦ **Thailand** ◦ ABTV Channel 5 ◦ ABTV Channel 6 ◦ ATSW HD ◦ Panorama 07 ◦ Popper ◦ Rak Thai TV ◦ Thai Cable Channel ◦ TV1 ◦ TDN Channel ◦ MVTV 1 ◦ MVTV 2 ◦ MVTV 4 ◦ **Trinidad & Tobago** ◦ CNC Channel 3 ◦ Gayelle The Channel ◦ **Tunisia** ◦ Hannibal TV ◦ **Turkey** ◦ AS TV ◦ BRT TV ◦ Dreamturk ◦ Euro D ◦ Euro Star ◦ Mehtap TV ◦ Samanyolu TV ◦ TRT Int ◦ TRT4 ◦ **Uganda** ◦ UBC ◦ WBS ◦ **Ukraine** ◦ 1+1 International ◦ 5TV ◦ Inter+ ◦ **United Arab Emirates** ◦ Ajman ◦ Deera TV ◦ Dubai Sports ◦ Dubai TV ◦ Hawas TV ◦ Sama Dubai ◦ **Uruguay** ◦ VTV ◦ **Venezuela** ◦ Atel ◦ CMT ◦ Global TV ◦ Meridiano TV ◦ Promar TV ◦ TRT ◦ TVO ◦ TVS ◦

JumpTV
463 King Street West, 3rd Floor
Toronto, Ontario Canada M5V 1K4
Tel: 647.426.1300
Fax: 416.849.3700
www.JumpTV.com

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JUMPTV INC.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual and Special Meeting to be held on May 15, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on May 11, 2007.

Appointment of Proxyholder

I/We being holder(s) of common shares of JumpTV Inc. hereby appoint: Sonia Keshwar, General Counsel, or failing this person, Kriss Bush, Chief Financial Officer

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of JumpTV Inc. to be held at the Rosewater Room, 19 Toronto St., Toronto, ON M5C 2R1 on May 15, 2007 at 11:30 a.m. and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed in the Information Circular.

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	For	Withhold
Vote FOR or WITHHOLD for all nominees proposed by Management	☐	☐

2. Appointment of Auditors

	For	Withhold
Management recommends that you vote **FOR** the reappointment of Ernst & Young as auditors of the Company and authorize the board of directors to fix the remuneration of the auditors	☐	☐

3. Special Resolution

	For	Against
Management recommends that shareholders vote **FOR** the amendment of the Option Plan.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date / /

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report, including Management's Discussion and Analysis, by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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